Back to Contents

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

     Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD M. KOSNIK, ESQ.
SINA R. HEKMAT, ESQ.
Jones Day
222 East 41st Street
New York, NY 10017

Back to Contents

Back to Contents

      The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

      Exhibit (d) is hereby amended by replacing the last sentence of the first paragraph under the section “Presentation of Financial and Other Information” with the following text:

     “On April 28, 2005 the noon buying rate for cable transfers in New York City payable in euros was EUR 1.00 = $1.2916.”

      Exhibit (d) is hereby amended by replacing the section “Landwirtschaftliche Rentenbank” with the following text:

“LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

     Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches.

     Our activities and governance structure are regulated by our governing law. Under this governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;
•	the sale and warehousing of agriculture and food products;
•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of ecological farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and
•	agriculture-related consumer protection.

     Rentenbank’s governing law was amended in several fundamental respects through the Fifth Statute Amending the Governing Law of Landwirtschaftliche Rentenbank of July 23, 2002 (Fünftes Gesetz zur Änderung des Gesetzes über Landwirtschaftliche Rentenbank or the “Fifth Amendment”). Most provisions of the law took effect as of August 1, 2002. However, various material provisions of such law, including provisions relating to the Advisory Board, the General Meeting and the supervision of Rentenbank, took effect after the General Meeting on May 5, 2004, at which Rentenbank’s accounts for the fiscal year 2003 were approved. Consequently, since May 5, 2004, Rentenbank is subject to the supervision of the Federal Ministry for Consumer Protection, Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance.

     Rentenbank’s governing law was also amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities.

Back to Contents

     Our restated governing law (as amended by the Fifth Amendment) was published in the Federal Gazette (Bundesgesetzblatt) on September 20, 2002. The Restructuring Law (including the amendments to our governing law) was published in the Federal Gazette on August 21, 2003.

     Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

     We extend credit to German and other European Union public and private sector banks which are active in the financing of agriculture, forestry, horticulture and fishing, both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

     As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

     Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

     At December 31, 2004, Rentenbank had total consolidated assets of approximately €72.1 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our financial statements and the notes thereto beginning on page 43.

     Our headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

     Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Consumer Protection, Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. Moreover, we may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

     Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

     This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under

Back to Contents

Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Moreover, under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understandings with the European Commission

     On July 17, 2001, representatives of the Federal Republic and the Commission of the European Union reached an understanding on transitional rules with respect to state guarantees for public sector universal banks (Landesbanken) and public sector savings banks (Sparkassen). Explicit statutory guarantees from a state government or the Federal Republic (Anstaltslast and Gewährträgerhaftung) will be abolished after a four year transitional period lasting until July 18, 2005 and replaced by a “normal commercial relationship” between the owners (whether it be a state government or the Federal Republic) and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001 are covered by Anstaltslast or Gewährträgerhaftung, as applicable, until they mature. During the transitional period through July 18, 2005, the systems of Anstaltslast and Gewährträgerhaftung may be maintained in their present form. After this transitional period, any liability that still exists and was created after July 18, 2001 will continue to be covered by Anstaltslast or Gewährträgerhaftung, as applicable, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank.

     On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions immanent to Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must be either discontinued by the special credit institutions or hived off to legally independent subsidiaries without state support.

     Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understandings. With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Supervision by the Federal Government

     Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Management Board with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Consumer Protection, Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

Back to Contents

     The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and record and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management — Management Board, — Advisory Board, — General Meeting”.

     We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervisory Authority”.

Back to Contents

BUSINESS

     Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend exclusively to financial institutions.

     Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

     We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of less than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of less than 50,000 persons.

     Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

     We extend credit by making traditional loans and by purchasing the debt securities of German and other European Union banks. Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 83.5% of our loan portfolio at December 31, 2004. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

     A major portion of our loans to non-financial institutions is the credit facility we have extended to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung) in

Back to Contents

connection with its implementation of European Union agricultural policies (see “— Short-Term Standard Promotional Loans” below).

New Business

     The following table shows our new loan commitments for medium- and long-term extensions of credit:

	For the Year Ended
	December 31,

	2004	2003

	(EUR in millions)
Loan commitments(1):	8,870	8,777
Standard promotional loans for agriculture and rural areas	3,987	4,152
Special loans for specific promotional purposes and assistance measures	2,150	1,852
Renewals	2,733	2,773
Securities	2,856	2,322

Total medium- and long-term extensions of credit	11,726	11,099

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

     The following table shows, on an unconsolidated basis, the special loans for specific promotional purposes portion of our loan portfolio and the geographic placement of our standard promotional loans for agriculture and rural areas at December 31, 2004 and 2003.

	At December 31,

	2004	2003

	(EUR in millions)
Special loans for specific promotional purposes and assistance measures	8,822	7,714
Standard promotional loans for agriculture and rural areas:
Inside Germany	24,574	25,665
Outside Germany	19,921	15,475

Total	53,317	48,854

     The following table provides, on an unconsolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2004 and 2003.

	At December 31,

	2004	2003

	(EUR in millions)
Loans to other Financial Institutions:
Long-term (five years or more)	11,674	10,337
Medium-term (between one year and five years)	16,355	15,758
Short-term (less than one year)	23,524	20,578
Direct Loans:
Long-term (five years or more)	5	4
Medium-term (between one year and five years)	201	199
Short-term (less than one year)	1,558	1,978

Total	53,317	48,854

     Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for agriculture and rural areas and special loans for specific promotional purposes

Back to Contents

and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2004 totaled €53.3 billion, an increase of 9.0% from €48.9 billion at December 31, 2003. At December 31, 2004, this loan portfolio represented 73.9% of our total assets.

     Our standard promotional loans accounted for 83.5% of our loan portfolio at December 31, 2004 compared with 84.2% of our loan portfolio at December 31, 2003. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Some public sector borrowers benefit from institutional liability or an explicit statutory guaranty (Gewährträgerhaftung) of a state government or the Federal Republic. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank benefiting from institutional liability (Anstaltslast) and an explicit statutory guarantee of their founders (typically German local or regional governments), are the principal German public sector banks to which we lend. According to the understanding dated July 17, 2001 between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung will be abolished after a four year transitional period lasting until July 18, 2005 and the Anstaltslast will be replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001 are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung may be maintained in their present form. After this transitional period, any liability that still exists and was created after July 18, 2001 will continue to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government.”

     Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

     Our special loans for specific promotional purposes accounted for 16.5% of our loan portfolio at the end of 2004 compared with 15.8% of our loan portfolio at the end of 2003. They are composed exclusively of secured loans to German public sector and private sector banks. These special medium- and long-term loans are made to German banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

     Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the bank’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,500 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

     At December 31, 2004, approximately 58.7% of our loan portfolio was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

Back to Contents

     We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country of the European Union that we lend into. As of December 31, 2004, loans to non-German financial institutions comprised approximately 37.4% of the traditional loan portfolio and, in the year ended December 31, 2004, these loans represented about 29.8% of all new medium- and long-term standard promotional loans.

Short-Term Standard Promotional Loans

     Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

     Loans to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung or “BLE”), the Federal Republic’s agency responsible for implementing European Union agricultural policies, accounted for nearly all of our standard promotional short-term lending to non-financial institutions at December 31, 2004. Under our credit facility with the BLE, we provide financing for the purchase and storage of commodity foodstuffs and animal feed. The credit extended to BLE is guaranteed by the Federal Republic. We also provide other financial services to BLE. See “— Activities on Behalf of the Federal Republic and State (Länder) Governments”.

Special Loan Programs for Specific Promotional Purposes and Assistance Measures

     Special loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under one of four special programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other special loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet requirements to borrow under one of these programs. Unlike our standard promotional loans, under the special loan programs we check the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

     Through these special loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. These programs and their requirements include:

•	“Agriculture” and “Young Farmers” programs. Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own small farms, (2) meet the definition of a farming operation under the German tax code, and (3) in the case of the “Young Farmers” program, are up to 40 years of age. The use of these loan proceeds is restricted to purchasing or modernizing new farm equipment and buildings, purchasing new land or purchasing an existing farming operation. Loans under these programs are limited to €1,000,000 per person per year (approximately 61% of new special loans made during the year ended December 31, 2004);

•	“Village Renewal” program. Under this program, we make available medium- and long-term loans to private individuals and rural municipalities for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans under this program are limited to €1,000,000 per organization or person per year (approximately 6% of new special loans made during the year ended December 31, 2004);

•	“Rural Structural Measures” program. Under this program, we make available medium- and long-term loans to rural municipalities for infrastructure development projects. The use

Back to Contents

of loan proceeds is restricted to improvements of local infrastructure such as the construction of waste treatment facilities, the development of regional tourism through the construction of parks, harbors, camp grounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and the energy supply. Loans under this program are limited to €5.0 million per entity per year (approximately 32% of new special loans made during the year ended December 31, 2004); and

•	Special loan programs on behalf of the Federal Republic and the states (Länder). Loans under these programs accounted for approximately 1% of new special loans made during the year ended December 31, 2004.

     Although we review the applications and the eligibility of the end borrower, special loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our special loan programs. Participating financial intermediaries earn a fixed interest margin set by us (currently 0.75% p.a.) on loans extended under the special loan programs. Special loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of our special loans have an original maturity of more than ten years. Unlike standard promotional loans, special loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new special loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

     Consistent with our purpose of providing financing to the agriculture, forestry, horticulture and fishing industries and rural development, we select financial institutions to whom we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential lenders, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential lenders.

     Under our special loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks we lend to. For a further description of our special loan programs, see “— Special Loan Programs for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

     In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2004, the securities portfolio accounted for 24.0% of total assets. Of our portfolio of debt securities, at December 31, 2004, 2.3% were issued by public issuers, compared to 3.2% at December 31, 2003. We value our securities portfolio on a strict lower of cost or market basis. See “Summary of Material Differences between German GAAP and U.S. GAAP”.

Back to Contents

     The following table shows the aggregate book value of our securities portfolio on an unconsolidated basis at December 31, 2004, 2003 and 2002.

Securities Portfolio

	At December 31,

	2004	2003	2002

	(EUR in millions)

From public issuers	395.3	527.4	589.1
From other issuers	16,885.8	15,911.4	15,005.3

Total securities	17,281.1	16,438.8	15,594.4

Subsidiaries

     We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2004, LRB had total assets of €233.0 million.

     DSV is a holding company that owns equity interests in companies engaged in agriculture. LRB owns 100% of DSV’s outstanding capital. At December 31, 2004, DSV had total assets of €16.6 million.

Activities on Behalf of the Federal Republic and State (Länder) Governments

     Our governing law requires us to allocate one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) we administer that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We issued loans from this fund as instructed by the Federal Minister for Consumer Protection, Food and Agriculture. These loans were granted for innovative research and development projects in the agricultural sector.

     The Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung) was repealed on October 26, 2001. On November 19, 2004, the Federal Government indicated during a parliamentary question and answer session that it intends to redirect a portion of the funds available in the special fund (Zweckvermögen) to the agricultural disability insurance institution (landwirtschaftliche Unfallversicherung). The remaining portion of the funds in the special fund (Zweckvermögen) would continue to be available to Rentenbank to issue loans as instructed by the Federal Minister for Consumer Protection, Food and Agriculture. The Federal Government expects to effect the foregoing pursuant to a statute it predicts will be enacted in 2005. We are unable to predict, however, when such a statute will be enacted.

     The remaining half of our net income is allocated to a promotional fund the disbursement of which is determined by the General Meeting.

     We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. The state of Thuringia has appointed us to administer a number of programs through which agriculture-related borrowers in Thuringia receive sponsored loans. We earn a fee for administering the program and acting as conduit vehicle but otherwise have no credit exposure to any borrowers other than the state of Thuringia. We also administer sponsored agricultural and rural infrastructure lending for the states of Hesse, Hamburg and Baden-

Back to Contents

Württemberg. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the federal project for the improvement of the agrarian structure and coastal protection in 1973 came into force.

     In addition to providing BLE with financing, we act as agent for BLE in the placement of BLE promissory notes with investors and provide BLE with current account facilities.

Sources of Funds

Our principal sources of funds are:
•	interbank loans and issuances in the capital and money markets, both domestic and international;
•	the participation in open market transactions with the European Central Bank (ECB); and
•	secured and unsecured loans and other funding transactions with German and international institutional lenders.

     We are a continuous issuer in accordance with Section 3(2) of the German Securities Sales Prospectus Act (Wertpapierverkaufsprospektgesetz).

     In the domestic capital markets, we finance ourselves through a variety of different instruments, including short-term money market transactions, medium- to long-term promissory notes (Schuldscheindarlehen), registered bonds (Namensschuldverschreibungen) and bearer bonds (including bearer bonds with maturities of greater than 10 years and those with maturities of less than 12 months). The registered bonds and some of the bearer bonds are secured by assets which can be used to support their issuance. These assets include qualified mortgage bonds or debentures issued by the Federal Republic or its agencies, debentures issued the German states and their agencies, other forms of collateral which meet German mortgage banking law requirements and other forms of adequate banking collateral. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. At December 31, 2004, we had €18.3 billion worth of assets available for use to secure debt we issued, of which €10.5 billion was already designated as collateral for our secured debt instruments. Accordingly, at December 31, 2004, we had the capacity to issue an additional €7.8 billion of secured debt instruments. Additionally, we have established a reserve for the purpose of providing an additional source of collateral for the issuance of secured debt. Secured debt instruments are placed predominantly with domestic investors.

     We also fund ourselves in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €40 billion Euro Medium-Term Note Program, €10 billion Commercial Paper Program and an A$5 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities.

     The international capital markets represent an increasingly important source of financing for us. In the year ended December 31, 2004, we issued the equivalent of €11.9 billion of Euro Medium-Term Notes, €17.7 billion of Euro Commercial Paper, €1.1 billion of AUD-Medium-Term Notes and approximately €3.5 billion of Global Bonds offered worldwide under our shelf registration in the United States for debt securities. Because our loan portfolio is denominated predominantly in euro, we issue debt securities in other currencies principally to take advantage of arbitrage opportunities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. Typically, we retain only a small portion of the proceeds for investment in securities or

Back to Contents

other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

     With respect to the domestic and international capital markets, the following table shows our sources of funds on an unconsolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2004	2003	2002

	(EUR in millions)

International Loans / Promissory notes	1,235.3	1,493.6	2,067.4
Registered bonds	7,550.2	7,792.7	7,849.9
Bearer bonds:
Secured	2,566.5	2,863.6	3,111.9
Unsecured	50,207.4	39,982.7	35,417.0

Total	61,559.4	52,132.6	48,446.2

Liabilities to Customers

     Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See the discussion above in this “— Sources of Funds” section and in “Management’s Comments on the Consolidated Financial Statements — Sources of Funds” for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 93.6% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

     Our treasury department has responsibility for our risk management system and is overseen directly by the Management Board. The treasury department applies for and the Management Board determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Management Board. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be signed daily by the head of the treasury department and a member of the Management Board. With respect to liquidity risk, our exposure is never greater than the amount of short-term funds available to us from the European Central Bank based on our available eligible collateral for open market transactions with it. The credit department applies for and the board approves the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Standard Promotional Loans”.

     We use derivative instruments, such as swaps, forward contracts and options almost exclusively as part of our asset and liability risk management program. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act (Gesetz über das

Back to Contents

Kreditwesen) which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Credit Analysis

     We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether or not we can provide funds based on the applicable laws and regulations that govern Rentenbank.

     An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Foreign Currency Risks

     In 2004, we issued debt securities in nine different currencies. Approximately 60.1% of this borrowing was denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have avoided any exchange-rate risk by swapping the proceeds from foreign denominated issues virtually exclusively into euro through so-called cross-currency swaps.

     As we only lend inside the European Union, we have no direct exposure to credit risk associated with emerging market countries. In 2004, only 0.3% of our lending (standard promotional loans) was denominated in a currency other than euro.

Liquidity Management

     We manage our liquidity requirements by projecting our expected liquidity on a daily basis. Each day, we compile a projection of our net liquidity balance for each day of the coming twelve months. We also produce a projection of assets in our central clearing account with the German Central Bank (Deutsche Bundesbank) eligible for borrowing under the standing facilities of the European Central Bank. Among these facilities is the European Central Bank’s marginal lending facility. Under this facility, we have an account with the Deutsche Bundesbank which has assets designated for use as collateral against which the European Central Bank would automatically extend credit if there was negative liquidity in our account. This standing facility allows us to obtain overnight liquidity from the European Central Bank, according to the amount of our eligible assets. The interest rate on the marginal lending facility normally provides a ceiling for the overnight market interest rate we would be forced to pay. We have used this facility occasionally in the past to cover daily liquidity deficits.

     Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Back to Contents

CAPITALIZATION

    The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2004. Long-term borrowings include all borrowings and bonds issued with remaining maturities in excess of one year.

As of
December 31, 2004

(EUR in millions)(1)

Long-term borrowings from:
Banks	4,031
Other lenders	3,846

Total long-term borrowings	7,877
Bonds	40,546

Total long-term debt	48,423

Subordinated liabilities	1,203
Fund for general banking risks	800
Equity:
Subscribed capital	135
Reserves(2)	631

Total equity	766

Total capitalization	51,192

(1)	On April 28, 2005, the noon buying rate for cable transfers in New York City was $1.2916 per €1.00.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

      As of December 31, 2004, Rentenbank’s Core Capital (or Tier I) ratio amounted to 9.6% and its Supplementary Capital (or Tier II) ratio amounted to 5.7%. For a discussion of capital adequacy requirements under the Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

Back to Contents

MANAGEMENT

     Pursuant to our governing law we have three principal governing bodies: the Management Board (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung).

Management Board

     The Management Board is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Management Board is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial conditions of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Management Board is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

     The Management Board is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Management Board requires the prior approval of the Supervising Authority.

     The current members of the Management Board are:

     Mr. Hans Jürgen Ploog
     Dr. Uwe Zimpelmann.

     On April 2, 2004, Dr. Zimpelmann was appointed Speaker of the Management Board (Vorstandssprecher).

     On April 6, 2005, the Advisory Board appointed Mr. Hans Bernhardt to the Management Board. The appointment is effective as of June 1, 2005.

Advisory Board

     The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Management Board. It may issue general and specific instructions to the Management Board. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

      The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a credit committee concerned with loan and investment matters, an audit committee concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

     On May 5, 2004, the composition of the Advisory Board changed to reflect the recent amendment to Rentenbank’s governing law that took effect after the General Meeting at which Rentenbank’s accounts for the fiscal year 2003 were approved. The Advisory Board currently has 18

Back to Contents

members, one of whom is the Federal Minister of Consumer Protection, Food and Agriculture. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), two members represent the Federal Ministry of Consumer Protection, Food and Agriculture and one the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members represent credit institutions.

     Until May 5, 2004, the Advisory Board consisted of 31 members, of whom 17 represented agricultural and food organizations, three represented not-for-profit trade unions, six were agricultural ministers of the German states or their permanent official representatives, one represented the Kreditanstalt für Wiederaufbau, one represented Deutsche Genossenschaftsbank and three represented agricultural credit institutions or other loan experts appointed by the Advisory Board.

     The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner,
Deutscher Bauernverband e.V.,
Bonn

Deputy Chairman:	Renate Künast,
Bundesministerin für Verbraucherschutz, Ernährung
und Landwirtschaft,
Berlin

Permanent Representative (Ständiger Vertreter)
Matthias Berninger,
Parlamentarischer Staatssekretär

Representatives of the not-for-profit	Präsident Heinz Christian Bär,
agricultural and food organizations:	Hessischer Bauernverband e.V.,
Friedrichsdorf/Ts.

Generalsekretär Dr. Helmut Born,
Deutscher Bauernverband e.V.,
Bonn

Präsidentin Erika Lenz,
Deutscher Landfrauenverband e.V.,
Bonn

Präsident Norbert Schindler, MdB,
Bauern- und Winzerverband
Rheinland-Pfalz Süd e.V.,
Mainz

Präsident Otto-Dietrich Steensen,
Schleswig-Holsteinischer Bauernverband e.V.,
Rendsburg

Representative of the not-for-profit Farmers’	Präsident Manfred Nüssel,
Mutual Savings Institution:	Deutscher Raiffeisenverband e.V.,
Bonn

Back to Contents

Representative of the Food Industry:	Dr. Peter Traumann,
Mitglied des Vorstandes der Bundesvereinigung der
Deutschen Ernährungsindustrie e.V.,
Bonn

State Ministers of Agriculture or their permanent official representatives: (1)

Bavaria:	Josef Miller,
Bayerischer Staatsminister für Landwirtschaft und
Forsten,
München

Brandenburg:	Dr. Dietmar Woidke,
Minister für Ländliche Entwicklung, Umwelt und
Verbraucherschutz des Landes Brandenburg,
Potsdam

Freie und Hansestadt Hamburg:	Gunther Bonz,
Staatsrat der Behörde für Wirtschaft und Arbeit der
Freien und Hansestadt Hamburg,
Hamburg

Representative of the not-for-profit Trade	Hans-Joachim Wilms,
Unions:	Stellvertretender Bundesvorsitzender der IG Bauen-
Agrar-Umwelt,
Berlin

Representative of the Ministry of Consumer	Ministerialdirektor Herbert Küster,
Protection, Food and Agriculture:	Bundesministerium für Verbraucherschutz,
Ernährung und Landwirtschaft,
Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Dietrich Jahn,
Bundesministerium der Finanzen,
Berlin

Elected Specialists:	Dr. Rolf-E. Breuer,
Vorsitzender des Aufsichtsrates der Deutschen Bank
AG,
Frankfurt am Main

Dr. Ulrich Brixner,
Vorsitzender des Vorstandes der DZ BANK AG
Deutsche Zentral-Genossenschaftsbank,
Frankfurt am Main

Dr. Dietrich Hoppenstedt,
Präsident des Deutschen Sparkassen- und
Giroverbandes e.V.,
Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on our Advisory Board.

Back to Contents

General Meeting

     The General Meeting advises the bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Management Board on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

     Since May 5, 2004, the composition of the General Meeting and its authority has changed to reflect the portion of the amendments to our governing law that took effect after the General Meeting on May 5, 2004. The General Meeting now consists of 28 members (instead of the 30 prior thereto) representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

     In November 2004, the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Management Board and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

Back to Contents

EMPLOYEES

     At December 31, 2004, we had 198 employees. Of these, 171, or 86.4% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 27 employees, or 13.6%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 114 employees, or 57.6% of our total staff, are covered by a collective bargaining agreement.

Back to Contents

SUPERVISION AND REGULATION

General

     Rentenbank’s governing law was updated by the Fifth Amendment to specify more clearly our role and objectives as an instrumentality of public policy active in the agricultural sector of the Federal Republic. The amended text of the law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of animal protection. In addition, with the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

     A further objective of the update by the Fifth Amendment to our governing law was to comply with the Federal Government’s intention to increase the federal influence on Rentenbank as a federal development bank through increased Federal Government representation on the Advisory Board. Accordingly, the Minister of Consumer Protection, Food and Agriculture is deputy chairman of the newly composed Advisory Board. While representatives from the Federal Ministry of Consumer Protection, Food and Agriculture and the Federal Ministry of Finance were added to the Advisory Board, the number of state agricultural, farming and trade union representatives was reduced.

     Until May 5, 2004, Rentenbank was subject to the supervision of the Federal Republic of Germany which supervision was exercised through a commissioner and a deputy commissioner who were appointed by the Federal Republic. The commissioner was charged with the duty to pursue the public interest, in particular to ensure that Rentenbank’s business operations complied with applicable laws and statutes, and was authorized to prohibit directives and resolutions of the Management Board and the Advisory Board which offended applicable laws or statutes. The deputy commissioner acted with identical powers in the event of the absence or indisposition of the commissioner. These powers of supervision did not include the right to exercise influence over business decisions by our Management Board or our Advisory Board.

     After the General Meeting on May 5, 2004, Rentenbank became subject to the supervision of the Federal Ministry of Consumer Protection, Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

     In accordance with our governing law, Rentenbank may issue registered bonds and bearer bonds that are secured by assets which can be used to support their issuance. These assets include qualified mortgage bonds or debentures issued by the Federal Republic or its agencies, debentures issued the German states and their agencies, other forms of collateral which meet German mortgage banking law requirements and other forms of adequate banking collateral. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

Back to Contents

     In addition, we are subject to comprehensive supervision and regulation comparable in many respects to the supervision of United States commercial banks. Organized under our governing law, we are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the Banking Act (Gesetz über das Kreditwesen) and are supervised and regulated by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and by the German Central Bank (Deutsche Bundesbank).

Regulation by the Federal Financial Supervisory Authority

     The Federal Financial Supervisory Authority (FFSA) is an independent federal authority supervised by the Federal Ministry of Finance. The FFSA is authorized to issue certain regulations and guidelines implementing the provisions of the Banking Act (Gesetz über das Kreditwesen) and other laws affecting banks, including Rentenbank. The regulations issued by the FFSA’s predecessor lay down important regulatory requirements, including principles relating to capital adequacy and liquidity requirements (the “Principles”). The Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks.

     Under the Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the Banking Act, unless specifically exempted therefrom. The FFSA supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

     The FFSA carries out its supervisory role in close cooperation with the Deutsche Bundesbank, the German central bank. The FFSA must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from the banks.

Capital Adequacy Requirements

     Under the German risk-based capital adequacy rules, each bank and financial institution must maintain a certain solvency ratio of Regulatory Liable Capital (haftendes Eigenkapital) (as defined below) to risk-adjusted assets. These rules implement certain provisions of the EC Capital Adequacy Directive, the EC Own Funds Directive and the EC Solvency Ratio Directive (which now have been replaced by the EC Directive relating to the taking up and pursuit of the business of credit institutions), which in turn were based on the recommendations of the Basel Committee on Banking Supervision.

     Pursuant to the Banking Act, for a banking institution such as Rentenbank, “Regulatory Liable Capital” (the numerator of the solvency ratio) consists principally of Core Capital (Kernkapital) (as defined below) and Supplementary Capital (Ergänzungskapital) (as defined below).

     “Core Capital”, as this term applies to us, consists primarily of:

•	subscribed capital;
•	reserves; and

Back to Contents

•	the fund covering general banking risks according to Section 340g of the German Commercial Code (HGB) (an item which a bank may create on the liability side of its balance sheet in its reasonable commercial judgment in the light of the special risks inherent in the banking business).

“Supplementary Capital”, as this term applies to us, consists principally of:
•	long-term subordinated liabilities;
•	a general banking risk reserve according to Section 340f of the German Commercial Code (HGB); and
•	revaluation reserves (Neubewertungsreserven).

     Core Capital reflects a similar concept to Tier I capital and the Supplementary Capital reflects a similar concept to Tier II capital (as such terms are used in the U.S. capital adequacy rules). In determining the aggregate Regulatory Liable Capital, Supplementary Capital may only be included up to the amount of Core Capital, subject to certain other restrictions. Additionally, Regulatory Liable Capital may be reduced by certain deductible items.

     Principle I sets forth the requirements regarding the extent to which a bank must maintain capital to cover its counterparty and market risks.

     In order to limit counterparty risks, the risk-weighted assets of a bank must be covered by Regulatory Liable Capital at a ratio of at least 8%. Risk-weighted assets include, inter alia, credits, securities and equity participations, as well as swaps, forward transactions (Termingeschäfte) and option rights, to the extent that they are not required to be covered under Regulatory Liable Capital pursuant to trading book provisions. These assets are to be weighted according to specific risk weighting categories. For example, credits extended to the German public sector or to the public sector of certain other countries are assigned a risk weighting of 0%. Swaps, forward transactions and option rights are converted into credit equivalents, which are then risk-weighted, up to a maximum weighting of 50%.

     To limit market risks resulting from activities such as trading book interest and share transactions or currency and commodity provisions, banks must maintain Regulatory Liable Capital in a certain amount corresponding to the risk associated with these positions. Principle I specifies certain standard procedures to be followed in order to determine such risks. Banks are, however, permitted to use their own risk determination procedures with the prior approval of the FFSA.

     Under the Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a bank separately, but also by the bank and all banks, financial services institutions, financial enterprises or bank service enterprises of the bank that are subsidiaries of the bank or that are 20% or more owned by the bank or an affiliate on a consolidated basis, if certain other conditions are met.

     We meet the risk-based capital adequacy rules of the Banking Act.

     The Basel Committee on Banking Supervision has promulgated proposals that would alter the currently agreed international requirements for the capital adequacy of banks. This proposal was published in 2004 and will be effective at the end of 2006. The core of our counterparts are banks (we have no corporate or retail business). Therefore, we expect no substantial effects concerning our risk weighted assets.

Back to Contents

Liquidity and Other Regulatory Requirements

     Bank liquidity levels are determined pursuant to Principle II. Under Principle II, we must maintain sufficient liquidity to meet our pending payment obligations.

     At the end of each month, the FFSA evaluates whether the liquidity of each reporting bank is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment available in the first maturity period and the payment obligations which may arise during the same period. Liquidity is considered sufficient if the liquidity figure is not below 1.0. For liquidity obligations in the second to fourth bands, each bank must calculate its so-called liquidity monitoring figures (Beobachtungskennzahlen). Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the appropriate regional office of the Deutsche Bundesbank, which then transmits them to the FFSA.

     Under the Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of the bank’s Regulatory Liable Capital are subject to a number of restrictions. These essentially consist of the following:

•	these exposures may not exceed in the aggregate eight times the bank’s Regulatory Liable Capital;
•	no single large exposure may exceed 25% of the bank’s Regulatory Liable Capital; and
•	no single large exposure to a bank’s unconsolidated affiliate may exceed 20% of the bank’s Regulatory Liable Capital.

     The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application of Principle I.

     The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “— Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

     Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. The FFSA must be informed of and may reject this appointment. Under the Banking Act, a bank’s public accountant is required to inform the FFSA of any facts coming to his or her attention which give reason to deny or qualify the certification of the bank’s annual financial statements or materially adversely affect the financial position of the bank, as well as of any material breach by the bank’s management of the law or the bank’s articles of association.

     The certified public accountant is required to prepare annually a detailed and comprehensive longform audit report, which is submitted to our Management Board and Advisory Board, the FFSA and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by the FFSA. In the report the certified public accountant must confirm that the bank has complied with, inter alia:

•	the regulatory reporting requirements;

Back to Contents

•	the large credit exposures calculations;
•	the limitations on the extension of credit to related companies;
•	the Principles; and
•	regulations concerning the prudential granting of credit.

     The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the Banking Act.

     The FFSA also requires that the long-form audit report discuss and analyze the method by which the bank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and FFSA Powers of Enforcement

     To enable the FFSA and the Deutsche Bundesbank to monitor compliance with the Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, the FFSA and the Deutsche Bundesbank require the routine, periodic filing of information.

     Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, each bank must notify the FFSA and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in the bank’s capitalization and changes in significant shareholdings in the bank.

     To secure compliance with the Banking Act and the regulations issued thereunder, the FFSA and the Deutsche Bundesbank may require information and documents from a bank. The FFSA may also conduct investigations of a bank without having to give any particular reason. In addition, the FFSA can attend meetings of the bank’s supervisory board and may require such meetings to be convened. The FFSA also conducts audits of banks on a random basis as well as in special circumstances.

     If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with the bank for German regulatory purposes, the bank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

     In the event that the FFSA discovers irregularities, it has a wide range of enforcement powers. The FFSA can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by the FFSA, the FFSA may prohibit or restrict the

Back to Contents

withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, the FFSA may also prohibit further investments in illiquid assets.

     If a bank is in danger of defaulting on its obligations to creditors, the FFSA may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of the bank to the revocation of the bank’s license and closing of the bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to the bank.

     Violations of the Banking Act may result in criminal and administrative penalties.

Back to Contents

FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

     The accounts of Rentenbank are prepared in accordance with German GAAP. See “Notes to Financial Statements”. German GAAP emphasizes the concepts of “a true and fair view” in the presentation of the statements to protect the interests of creditors. As a consequence, German GAAP permits credit institutions like Rentenbank to create general reserves which, in accordance with German law, are not disclosed. Our balance sheet and profit and loss accounts were prepared in accordance with regulations under the Bank and Financial Services Companies Accounting Regulations (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute). Under these regulations, borrowed funds are broken down according to remaining terms and in four maturity segments.

     Pursuant to Section 9 of Rentenbank’s statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

     Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf.

     The annual audit is conducted in accordance with German GAAP. In the case of a government-owned entity such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the supervisory authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

     In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

     In 2004, Landwirtschaftliche Rentenbank once again drew up consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main. In view of the fact that all other companies affiliated to the bank or group are immaterial in terms of the bank’s net worth, financial and earnings position and in the absence of any sustained investment intentions, their inclusion in the consolidated financial statements has been waived in accordance with § 296 of the German Commercial Code (HGB).

     The consolidated accounts were drawn up uniformly in accordance with the accounting and valuation methods authorized for the bank. The method used for capital consolidation was the book value in accordance with § 301(1)1 of the German Commercial Code (HGB).

     The date of the first inclusion of the subsidiary LR Beteiligungsgesellschaft mbH (“LRB”) in the consolidated accounts in 1993 was used for the transfer of asset values. As of December 31, 2004, LRB had total assets of €233.0 million.

     The date of the first inclusion of the subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main (“DSV”), in the consolidated accounts in 1998 was also used for the transfer of asset values. As of December 31, 2004, DSV had total assets of €16.6 million.

Back to Contents

     The consolidation of LRB and DSV has produced a total difference on the liability side of €23.8 million, which has the character of a reserve. In the consolidated accounts, the net earnings brought forward of LRB are shown under “other reserves”.

Back to Contents

SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

     The financial statements and the consolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

     As a result, Rentenbank’s financial statements and consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

     The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements and consolidated financial statements included in this annual report. It should not be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

     Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

     Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statements of income.

Derivative Instruments and Hedge Accounting

     Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a

Back to Contents

basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

     Under U.S. GAAP (SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the hedge relationship is recognized in income.

Provision for loan losses

     German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

     Under U.S. GAAP, guidance relating to the impairment of loans is included in SFAS 5, “Accounting for Contingencies”, and SFAS 114, “Accounting by Creditors for Impairment of a Loan”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. SFAS 5 requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable (general reserves). Such general reserves are calculated on a consistent basis considering historical experience and other appropriate risk factors.

Certain provisions and reserves

     German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is also permitted and disclosed on the face of the balance sheet.

     Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with SFAS 5, “Accounting for Contingencies”, a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Back to Contents

Reacquired own debt securities

     Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

     Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and equipment

     Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

     U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

Scope of Consolidation

     Under German GAAP, consolidation of all significant majority-owned subsidiaries is required. Consolidation is not required if the necessary information cannot be obtained without unreasonable expense or delay or if the shares are held for purposes of resale. Entities in which an equity interest is held and whose business and financial policy is subject to material influence (associated companies) are valued at equity, unless the shares are held for resale.

     Under U.S. GAAP, the determination when an entity is to be consolidated has traditionally been determined based on a voting control model. While this model is still applicable, new FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” has broadened the scope of consolidation to include a risk and rewards model. Variable Interest Entities (“VIE’s”), which are often special purpose entities, in which a parent does not have a controlling voting interest but the parent absorbs the majority of the VIE’s expected losses or residual returns, must also be consolidated. The equity method is generally required for investments where the parent company has more than 20% of the voting rights or if factors indicate that significant influence exists. Furthermore, U.S. GAAP does not provide an exemption from consolidation or equity accounting based on significance or the intent to resell the investment.

Pension provisions

     Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

     Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases. Actuarial gains or losses outside of a 10% “corridor” must immediately be recognized as a component of net pension cost. Gains and losses inside the corridor can be amortized over future periods.

Back to Contents

Assets and liabilities held in trust

     Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

Back to Contents

MANAGEMENT’S COMMENTS ON THE
CONSOLIDATED FINANCIAL STATEMENTS

     This section does not constitute a part of our audited financial statements and contains some financial information not derived from our audited financial statements.

The Balance Sheet

     Our total consolidated assets and our total consolidated liabilities and equity increased by 7.9% to €72.2 billion at December 31, 2004, as compared with €66.9 billion at December 31, 2003.

     We extend credit both by making traditional loans and by purchasing the debt securities of German and other European Union banks. Consistent with these activities, loans and advances to banks, loans and advances to customers and bonds and other fixed-interest securities accounted for the large majority of our assets. These items amounted to €71.7 billion, or 99.3% of total assets, at December 31, 2004, as compared with €66.4 billion, or 99.4% of total assets, at December 31, 2003. The increase in these amounts at year-end reflected the increased lending activity in 2004.

     Our most significant liabilities relate to the funding of these activities and are concentrated in liabilities to banks, liabilities to customers and debt securities. These liabilities totaled €68.9 billion, or 95.4% of total liabilities and equity, at December 31, 2004, as compared with €64.0 billion, or 95.8% of total liabilities and equity, at December 31, 2003. Our equity (subscribed capital, reserves and funds for general banking risks) increased from €1.4 billion at December 31, 2003 to €1.6 billion at December 31, 2004. Subscribed capital remained at €0.1 billion. The principal reserve and the guarantee reserve increased by €28.5 million reflecting the transfer of 2004 net income to these reserves.

     The following tables set forth the key trends in our balance sheet, on a consolidated basis, at the dates indicated:

	December 31, 2004(1)	December 31, 2003(1)	Increase (Decrease) in 2004 Compared with 2003(1)

	(EUR in millions)		(%)
Assets
Cash reserves	53.0	11.0	381.8
Loans and advances to banks(2)(3)	52,781.0	47,865.6	10.3
Loans and advances to customers(2)(4)	1,672.9	2,127.2	(21.4)
Bonds and other fixed-interest securities(2)	17,287.4	16,449.3	5.1
Shares and other variable-yield securities	2.6	3.1	(16.1)
Investments and shares in affiliated enterprises	157.0	186.3	(15.7)
Trust assets	166.7	175.9	(5.2)
Public sector recovery claims	2.1	4.1	(48.8)
Intangible assets	0.1	0.0	-
Tangible assets	15.0	10.7	40.2
Other assets	3.8	3.9	(2.6)
Deferred income	12.0	17.0	(29.4)

Total assets	72,153.6	66,854.1	7.9

(1) Columns may not add due to rounding.
(2)  Includes accrued interest.
(3)  Includes amounts due from companies in which Rentenbank has investment holdings.
(4)  Includes amounts due from affiliated companies and from companies in which Rentenbank has investment holdings.

Back to Contents

	December 31, 2004(1)	December 31, 2003(1)	Increase (Decrease) in 2004 Compared with 2003(1)

	(EUR in millions)		(%)
Liabilities and Equity
Liabilities to banks(2)(3)	10,902.4	15,848.7	(31.2)
Liabilities to customers(2)(4)	4,529.3	4,696.4	(3.6)
Debt securities(2)(5)	53,489.6	43,502.1	23.0
Trust liabilities	166.7	175.9	(5.2)
Other liabilities(6)	27.2	23.6	15.3
Deferred income	30.4	33.4	(9.0)
Accrued expenses	238.4	223.9	6.5
Subordinated liabilities	1,203.4	902.9	33.3
Funds covering general banking risks	800.0	710.0	12.7
Equity (subscribed capital and reserves)	766.2	737.2	3.9

Total	72,153.6	66,854.1	7.9

Memo Items:
Contingent liabilities(7)	8.6	88.1	(90.2)
Other liabilities(8)	1,314.0	1,349.5	(2.6)

(1)	Columns may not add due to rounding.
(2)	Include accrued interest.
(3)	Include liabilities to companies in which Rentenbank has investment holdings.
(4)	Include liabilities to companies in which Rentenbank has investment holdings and liabilities to affiliated companies.
(5)	Consists of bonds and notes.
(6)	Include other liabilities and Edmund Rehwinkel Foundation.
(7)	Consist of contingent liabilities resulting from discounted bills of exchange and liabilities resulting from guarantees and indemnity agreements.
(8)	This item consists entirely of irrevocable loan commitments made by Rentenbank.

Edmund Rehwinkel Foundation

     Rentenbank established the Edmund Rehwinkel Foundation in 1974 for the purpose of further supporting agricultural development. The initial endowment fund included our donations and was raised by us. This fund sponsors research projects relating to agriculture from the proceeds of the endowment fund. The fund is not an independent entity, but a special trust fund that we administer. The nature of our liability is an obligation to provide ongoing funding to the foundation.

Volume of Credit

     We extend credit both by making promotional loans and by purchasing debt securities of German and other European Union banks. Consequently, the growth in lending activity is reflected in the increase in loans and advances to banks and the purchase of debt securities.

     At December 31, 2004, loans and advances to banks amounted to €52.8 billion, of which €8.4 million was payable on demand, as compared with €47.9 billion at December 31, 2003, of which €20.8 million was payable on demand.

     Loans and advances to customers decreased to €1.7 billion at December 31, 2004, from €2.1 billion at December 31, 2003. This does not represent a trend in our credit practices, but only the fact that certain short-term advances to customers happened to be outstanding on the balance sheet date.

     The following table sets forth, on an unconsolidated basis, the trends in Rentenbank’s extensions of credit in 2004 and 2003.

Back to Contents

	December 31, 2004	December 31, 2003	Increase (Decrease) in 2004 Compared to 2003

	(EUR in millions)		(%)
Standard promotional loans for agriculture in rural areas:
Inside Germany	24,574	25,665	(4.3)
Outside Germany	19,921	15,475	28.7
Special loans for specific promotional purposes and assistance measures	8,822	7,714	14.4

Total traditional loans	53,317	48,854	9.1
Debt securities	17,281	16,439	5.1

Total extensions of credit	70,598	65,293	8.1

     Our traditional loan portfolio is increasingly composed of loans made in the European Union but outside Germany. Our standard promotional loans inside Germany decreased by €1.1 billion, or 4.3%, to €24.6 billion at December 31, 2004, compared with €25.7 billion at December 31, 2003. By contrast, our standard promotional loans outside Germany increased by €4.4 billion, or 28.7%, to €19.9 billion at December 31, 2004, compared with €15.5 billion at December 31, 2003.

     Our portfolio of debt securities increased by €0.9 billion, or 5.1%, to €17.3 billion at December 31, 2004, compared with €16.4 billion at December 31, 2003. This reflects the increasing use of debt securities in the credit markets in which we operate. We increasingly extend credit, not by making traditional loans, but rather by purchasing the debt securities of German and other European Union banks. This general market-wide development is favorable to our borrowers, to us and other bank lenders because of the greater liquidity and fungibility of these securities.

Sources of Funds

     Our principal source of funds for our loan and securities portfolios are interbank loans and issuances in the capital markets, both domestic and international, the participation in open market transactions with the European Central Bank, and secured and unsecured loans and other funding transactions with German and international institutional lenders.

     Our most significant liabilities relate to these funding activities.

     Liabilities to banks decreased by €4.9 billion, or 31.2%, to €10.9 billion at December 31, 2004 from €15.8 billion at December 31, 2003 and liabilities to customers decreased by €0.2 billion, or 3.6% to €4.5 billion at December 31, 2004 from €4.7 billion at December 31, 2003.

     With respect to the domestic and international capital markets, the following table sets forth the trends in our sources of funds, on an unconsolidated basis and categorized by type of instrument, during 2004 and 2003.

Back to Contents

	For the Year Ended December 31,

			Increase (Decrease)
			in 2004 Compared
	2004	2003	with 2003

	(EUR in millions)		(%)
International Loans / Promissory notes	1,235.3	1,493.6	(17.3)
Registered bonds	7,550.2	7,792.7	(3.1)
Bearer bonds:
Secured	2,566.5	2,863.6	(10.4)
Unsecured	50,207.4	39,982.7	25.6

Total	61,559.4	52,132.6	18.1

     At December 31, 2004, the total of Rentenbank’s outstanding borrowings amounted to €61.6 billion compared with €52.1 billion at December 31, 2003. This increase of 18.1% reflects primarily an increased use of the capital markets to fund growth in extensions of credit, particularly on a medium- and long-term basis and through our U.S. registered Global Bonds offering.

     Our outstanding promissory notes and international loans decreased by €0.3 billion, or 17.3%, from €1.5 billion at December 31, 2003 to €1.2 billion at December 31, 2004. Promissory notes (Schuldscheindarlehen) are almost exclusively placed in Germany, and the decline in their use reflects our increasing use of the international, as opposed to the domestic, capital markets.

     Our outstanding unsecured bearer bonds increased by €10.2 billion, or 25.6%, from €40.0 billion at December 31, 2003 to €50.2 billion at December 31, 2004. This strong growth also reflects our increasing use of the international capital markets including our Euro Commercial Paper Program with which we issued €17.7 billion and our Euro Medium-Term Note Program with which we raised the equivalent of €11.9 billion in 2004.

     For a more detailed discussion of the types of instruments and programs we use in the domestic and international capital markets, see “Business — Sources of Funds” above.

Capital Adequacy

     We are subject to the capital adequacy requirements established by the Federal Financial Supervisory Authority. See “Supervision and Regulation” above. The table below sets forth the components of our regulatory capital ratios and the components of these ratios on a consolidated basis at December 31, 2004, 2003 and 2002 as determined in accordance with the German Banking Act (Gesetz über das Kreditwesen).

	December 31,

	2004	2003	2002

		(EUR in millions)
Core capital	1,393	1,280	1,184
Total liable capital	2,220	2,012	1,872
Total risk-adjusted assets and off balance sheet items	14,543	13,284	13,143
Core capital ratio	9.6%	9.6%	9.0%
Solvency ratio	15.3%	15.1%	14.2%

     Our equity capital is fixed by the governing law at €135.0 million. Our equity capital was accumulated during the ten year period following our establishment through payments by owners and

Back to Contents

lessees of certain lands permanently used for agricultural and forestry purposes, known as the land charge. The land charge was established pursuant to a law of May 11, 1949 (Gesetz über die Rentenbankgrundschuld) enacted simultaneously with our governing law. Contributors to Rentenbank’s equity capital through the land charge have no ownership rights in the bank.

     In addition to capital contributed through the land charge, our governing law requires that we contribute a portion of our annual earnings to two reserve funds: the principal reserve fund and the guarantee reserve fund. In addition, pursuant to Section 340(g) of the German Commercial Code, our Advisory Board may allocate, on a discretionary basis, a portion of our annual profits and certain previously-established reserves to a fund covering general banking risks, which is Tier I capital and essentially functions as a reserve against potential future loan losses.

     The principal reserve is part of our Tier I capital and is funded by mandatory annual contributions of 50 percent of Rentenbank’s annual profits after allocations to the guarantee reserve. At December 31, 2004, the principal reserve stood at €205.0 million. The guarantee reserve provides additional collateral for Rentenbank’s issuance of secured instruments. The Advisory Board decides on the annual allocation to the guarantee reserve and may allocate up to 50 percent of the bank’s annual profits to the guarantee reserve but the aggregate size of the guarantee reserve is limited to an amount equal to 5 percent of the face amount of all secured instruments outstanding.

     We also have several other forms of liable capital. Liable capital consists principally of subordinated debt that qualifies as supplementary or Tier II capital for regulatory purposes. At December 31, 2004, our liable capital included €1,203.4 million of subordinated debt.

Back to Contents

Profit and Loss Account

     Rentenbank’s overall profit and loss account improved in 2004 compared to 2003. Net income increased to €38.0 million for the year ended December 31, 2004, compared with €36.0 million for the year ended December 31, 2003.

     The following table sets forth Rentenbank’s consolidated profit and loss account for each of the years ended December 31, 2004 and 2003.

			Increase (Decrease)
	For the Year Ended December 31,		in 2004 Compared
			with 2003

	2004(1)	2003(1)

	(EUR in millions)		(%)
Interest income(2)	2,787.1	2,848.4	(2.2)
Interest expense	2,574.9	2,652.5	(2.9)

Net interest income	212.2	195.9	8.3
Other operating income(3)	2.5	5.8	(56.9)
Net commission expense	(0.9)	(0.8)	12.5
General administrative expenses	(36.4)	(33.6)	8.3
Depreciation and valuation adjustments on intangible and tangible assets	(2.1)	(2.6)	(19.2)
Other operating expenses	(0.6)	(1.2)	(50.0)

Extraordinary expenditure	0.0	0.0	0.0

Operating income (before risk provisions and valuation adjustments)	174.7	163.5	6.9
Risk provisions and valuation adjustments, net	(136.0)	(127.4)	6.8

Pre-tax income	38.7	36.1	7.2
Taxes(4)	(0.7)	(0.1)	600.0

Net income	38.0	36.0	5.6

___________________________
(1)	Columns may not add due to rounding.
(2)	Includes interest income from lending operations, money market transactions, fixed interest securities and debt register claims and current income from shares and other variable-yield securities, investment holdings and shares in affiliated companies.
(3)	Includes net revenue from financial operations and other operating income.
(4)	Although Rentenbank is not subject to corporate tax, it is subject to real property and vehicle taxes. In addition, Rentenbank’s subsidiary LR Beteiligungsgesellschaft is subject to corporate and trade tax.

Back to Contents

Net Interest Income

     The following table sets forth the principal components of Rentenbank’s net interest income, on a consolidated basis, for the years ended December 31, 2004 and 2003:

			Increase (Decrease)
	For the Year Ended December 31,		in 2004 Compared
			with 2003

	2004	2003

	(EUR in millions)		(%)
Interest income:
Loans and advances to banks and customers	2,087.6	2,122.0	(1.6)
Debt securities	693.9	720.9	(3.7)
Dividends and other income	5.6	5.5	1.8

Total	2,787.1	2,848.4	(2.2)

Interest expense:
Liabilities to banks and customers	473.6	684.1	(30.8)
Debt securities	2,056.3	1,928.0	6.7
Subordinated liabilities	45.0	40.4	11.4

Total	2,574.9	2,652.5	(2.9)

Net interest income	212.2	195.9	8.3

     Total interest income decreased by €61.3 million, or 2.2%, to €2,787.1 million for the year ended December 31, 2004, as compared with €2,848.4 million for the year ended December 31, 2003. Total interest expense decreased by €77.6 million, or 2.9%, to €2,574.9 million for the year ended December 31, 2004, as compared with €2,652.5 million for the year ended December 31, 2003. Net interest income increased by €16.3 million, or 8.3%, to €212.2 million for the year ended December 31, 2004, as compared with €195.9 million for the year ended December 31, 2003.

Other Operating Income

     Other operating income decreased by €3.3 million, or 56.9%, to €2.5 million in 2004 from €5.8 million in 2003. Other operating income also includes rental income from real estate owned by Rentenbank, reversals of provisions, which increased in 2004 and some special income decreased in 2004.

Net Commission Expense

     Net commission expense increased by €0.1 million to €0.9 million in 2004 from €0.8 million in 2003. We earn commission income from fees paid by banks, for which we arrange loans. Commission income decreased to €0.7 million in 2004 from €0.8 million in 2003. Our commission expense comes from fees we pay in connection with loans that other banks arrange for us. Our commission expense remained unchanged at €1.6 million.

General Administrative Expenses

     The following table sets forth, on a consolidated basis, the principal components of our general administrative expenses for the years ended December 31, 2004 and 2003.

Back to Contents

	2004	2003	Change

	(EUR in millions)		(%)

Salaries and wages	14.4	14.6	(1.4)
Social security contributions and expenditures on pensions and support	11.0	8.7	26.4
Other administrative expenses	11.0	10.3	6.8

Total general administrative expenses	36.4	33.6	8.3

     General administrative expenses increased by €2.8 million, or 8.3%, to €36.4 million in 2004 from €33.6 million in 2003. The most significant component of this increase were costs for social security contributions and expenditure on pensions and welfare benefits and other administrative expenses.

Depreciation and Valuation Adjustments on Intangible and Tangible Assets

     Depreciation and valuation adjustments on intangible and tangible assets decreased by €0.5 million, or 19.2%, to €2.1 million in 2004 compared with €2.6 million in 2003.

Other Operating Expenses

     Other operating expenses decreased by €0.6 million to €0.6 million in 2004 compared with €1.2 million in 2003.

Operating Income

     For the reasons described above, operating income (before risk provisions and valuation adjustments) increased by €11.2 million, or 6.9%, to €174.7 million in 2004 compared with €163.5 million in 2003.

Net Risk Provisions and Valuation Adjustments

     Net risk provisions and valuation adjustments increased by €8.6 million, or 6.8%, to €136.0 million in 2004 compared with €127.4 million in 2003. Net risk provisions include depreciation and valuation adjustments on loans and certain securities as well as allocations to reserves for lending operations, allocations to the fund for general banking risks and income from write-ups on investment holdings, shares in affiliated companies and securities treated as fixed assets.

Consolidated Cash Flow Statement

     Since 2003, Rentenbank is required to draw up a cash flow statement. It presents the composition of and changes in cash and cash equivalents, divided into the operational business, investment business and financing business. The cash flow statement has only a limited significance as an indicator of a bank’s state of liquidity.

     Cash flow from operational business decreased in 2004 by €182 million to €(293) million from €(111) million in 2003. Cash flow from investment business increased in 2004 by €27 million to €22 million from €(5) million in 2003. Cash flow from financing business increased in 2004 by €197 million to €313 million from €116 million in 2003.

Back to Contents

Consolidated Segment Report

     Since 2003, Rentenbank is required to draw up a segment report where particular material year-end results are organized according to operational business areas and regions. We have defined the primary segments based on Rentenbank’s organization and management structure as well as internal financial reporting. Our primary business areas (segments) include:

•	Liquidity safeguarding and management. In this segment the results of Rentenbank’s liquidity position and management are presented.
•	Promotional business. This segment shows the results of promotional business activities.
•	Capital investment. In this segment the contribution from results of the investment of own funds (interest-free capital and provisions) are shown in the form of promotional loans.

     Consolidated net income from liquidity safeguarding and management increased in 2004 by €0.1 million to €7.6 million from €7.5 million in 2003. Consolidated net income from promotional business increased in 2004 by €2.1 million to €3.7 million from €1.6 million in 2003. Consolidated net income from capital investment decreased in 2004 by €0.2 million to €26.7 million from €26.9 million in 2003.

Statement of Consolidated Capital Development

     Since 2003, Rentenbank is required to also draw up a statement of capital development. In 2004, capital increased by €29.0 million to €766.2 million at December 31, 2004 from €737.2 million at December 31, 2003. Of this, €135.0 million represented capital stock. Subject to the approval of the responsible organs, €9.5 million will be transferred to the principal reserve and €19.0 million will be transferred to the guarantee reserve.

     The consolidated cash flow statement, the consolidated segment report and the statement of consolidated capital development are part of the annual and consolidated financial statements of Landwirtschaftliche Rentenbank that were audited by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in accordance with its report, dated March 15, 2005. See “Accountant’s Report”.

Back to Contents

Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet and also in the consolidated balance sheet in item 4 under Assets and item 11 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

			As of	As of
			December 31,	December 31,
			2004	2003

			€ million	€ million

Assets
1.	Cash reserve
	a)	Cash in hand	0.2	0.2
	b)	Balances at central banks	52.8	10.8

			53.0	11.0
		including:
		At Deutsche Bundesbank
		€52.8 m (2003: €10.8 m)
2.	Due from banks
	a)	On demand	8.4	20.8
	b)	Other claims	52,717.6	47,788.8

			52,726.0	47,809.6
3.	Due from customers
		including:
		Secured by mortgages on real estate
		€—.— m (2003: €—.— m)
		Local government loans
		€1,538.4 m (2003: €1,950.5 m)	1,852.8	2,308.9
4.	Bonds and other fixed-interest securities
	a)	Debentures and bonds
		aa) From public issuers	395.3	527.4
		ab) From other issuers	16,885.8	15,911.4

			17,281.1	16,438.8
		including:
		Eligible as collateral with Deutsche Bundesbank
		€14,994.1 m (2003: €13,804.4 m)
	b)	Own bonds	6.3	10.5

	Nominal value €6.3 m (2003: €10.5 m)		17,287.4	16,449.3
5.	Shares and other variable-yield securities		0.0	0.6
6.	Investment holdings
		including:
		In banks
		€—.— m (2003: €—.— m)
		In financial services companies
		€—.— m (2003: €—.— m)	0.8	19.0

Back to Contents

Unconsolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2004	2003

			€ million	€ million

7.	Shares in affiliated companies
		including:
		In banks
		€—.— m (2003: €—.— m)
		In financial service companies
		€—.— m (2003: €—.— m)	15.6	26.6
8.	Trust assets:
		including:
		Loans on a trust basis
		€166.7 m (2003: €175.9 m)	166.7	175.9
9.	Compensation claims on the government including bonds arising
	from their conversion		2.1	4.1
10.	Intangible assets		0.1	-
11.	Tangible assets		15.0	10.7
12.	Other assets		0.2	0.3
13.	Deferred items
	a)	Relating to issuing and loan business	10.7	15.8
	b)	Others	1.3	1.2

			12.0	17.0

Total assets			72,131.7	66,833.0

Back to Contents

Unconsolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2004	2003

			€ million	€ million

Liabilities
1.	Liabilities to banks
	a)	On demand	0.5	0.4
	b)	With agreed term or period of notice	10,901.9	15,848.3

			10,902.4	15,848.7
2.	Liabilities to customers
	Other liabilities
	a)	On demand	33.4	42.5
	b)	With agreed term or period of notice	4,506.9	4,664.5

			4,540.3	4,707.0
3.	Liabilities in certificate form
	Bonds issued		53,489.6	43,502.1
4.	Trust liabilities
		including:
		Loans on a trust basis
		€166.7 m (2003: €175.9 m)	166.7	175.9
5.	Other liabilities		26.0	24.2
6.	Edmund Rehwinkel-Foundation		1.0	1.0
7.	Deferred items
	a)	Relating to issuing and loan business	2.8	3.6
	b)	Others	27.6	29.8

			30.4	33.4
8.	Provisions
	a)	Provisions for pensions and similar obligations	70.0	66.4
	b)	Taxation provisions	0.0	0.0
	c)	Other provisions	162.7	151.2

			232.7	217.6
9.	Subordinated liabilities		1,203.4	902.9
10.	Fund covering general banking risks		800.0	710.0
11.	Capital and reserves
	a)	Subscribed capital	135.0	135.0
	b)	Capital reserve	0.0	0.0
	c)	Revenue reserves
		ca) Principal reserve as per § 2(2) of the
		Landwirtschaftliche Rentenbank Law	195.5	186.5
		Allocation from the surplus for the year	9.5	9.0

			205.0	195.5
		cb) Guarantee reserve as per § 2(3) of the
		Landwirtschaftliche Rentenbank Law	370.7	352.7
		Allocation from the surplus for the year	19.0	18.0

			389.7	370.7
		cc) Other reserves	0.0	0.0

	d)	Net profit for the year	9.5	9.0

			739.2	710.2

Total liabilities			72,131.7	66,833.0

Back to Contents

Unconsolidated Balance Sheet (continued)

		As of	As of
		December 31,	December 31,
		2004	2003

		€ million	€ million

1.	Contingent liabilities
	Liabilities resulting from guarantees and indemnity agreements	8.6	88.1

2.	Other obligations
	Irrevocable loan commitments	1,322.4	1,358.5

Back to Contents

Unconsolidated Profit and Loss Account

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2004	2003

			€ million	€ million

Expenses
1.	Interest expenses		2,575.0	2,652.7
2.	Commission expenses		1.6	1.6
3.	Net expenses from financial operations		0.0	0.0
4.	General administrative expenses
	a)	Personnel expenses
		aa) Wages and salaries	14.3	14.6
		ab) Social security contributions and expenses on pensions and welfare benefits	10.2	7.8

			24.5	22.4
		including:
		Pensions
		€8.1 m (2003: €5.8 m)
	b)	Other administrative expenses	10.8	10.1

			35.3	32.5
5.	Depreciation and value adjustments on intangible and tangible
	assets		2.1	2.6
6.	Other operating expenses		1.0	1.2
7.	Expenses related to particular securities and loans

	a)	Depreciation and value adjustments on loans and particular securities as well as allocations to provisions for lending operations	42.0	40.7
	b)	Allocation to the fund covering general banking risks	90.0	85.0

			132.0	125.7

8.	Depreciation and value adjustments relating to investment holdings, shares in affiliated companies and securities treated as fixed assets		2.3	0.0
9.	Extraordinary expenses		0.0	0.0
10.	Taxes on income and earnings		0.1	0.0
11.	Other taxes unless reported under item 6		0.1	0.1
12.	Net income for the year		38.0	36.0

Total expenses			2,787.5	2,852.4

1.	Net income for the year		38.0	36.0
2.	Allocation to revenue reserves
	a)	To the principle reserve as per § 2(2) of the Landwirtschaftliche Rentenbank Law	9.5	9.0
	b)	To the guarantee reserve as per § 2(3) of the Landwirtschaftliche Rentenbank Law	19.0	18.0
	c)	To other revenue reserves	0.0	0.0

			28.5	27.0
3.	Net profit for the year		9.5	9.0

Back to Contents

Unconsolidated Profit and Loss Account (continued)

				For the year	For the year
				ended	ended
				December 31,	December 31,
				2004	2003

				€ million	€ million

Income
1	.	Interest income from
		a)	Lending and money market operations	2,090.2	2,126.1
		b)	Fixed-interest securities and Debt Register claims	693.9	720.9

				2,784.1	2,847.0
2	.	Current income from
		a)	Shares and variable-yield securities	0.0	0.0
		b)	Investment holdings	0.9	0.9
		c)	Shares in affiliated companies	0.0	0.0

				0.9	0.9
3	.	Commission income		0.7	0.8
4	.	Net revenue from financial operations		0.0	0.0
5	.	Income from write-ups on loans and particular securities and from
		write-backs of provisions for lending operations		0.0	0.0
6	.	Income from write-ups on investment holdings, shares in affiliated
		companies and securities treated as fixed assets		0.0	0.0
7	.	Other operating income		1.8	3.7
8	.	Extraordinary income		0.0	0.0

Total income				2,787.5	2,852.4

Back to Contents

Consolidated Balance Sheet

				As of	As of
				December 31,	December 31,
				2004	2003

				€ million	€ million

Assets
1	.	Cash reserve
		a)	Cash in hand	0.2	0.2
		b)	Balances at central banks	52.8	10.8

				53.0	11.0
			including:
			At Deutsche Bundesbank
			€52.8 m (2003: €10.8 m)
2	.	Due from banks
		a)	On demand	8.4	20.8
		b)	Other claims	52,772.6	47,844.8

				52,781.0	47,865.6
3	.	Due from customers
			including:
			Secured by mortgages on real estate
			€—.— m (2003: €—.— m)
			Local government loans
			€1,538.4 m (2003: €1,950.5 m)	1,672.9	2,127.2
4	.	Bonds and other fixed-interest securities
		a)	Debentures and bonds
			aa) From public issuers	395.3	527.4
			ab) From other issuers	16,885.8	15,911.4

				17,281.1	16,438.8
			including:
			Eligible as collateral with Deutsche Bundesbank
			€14,994.1 m (2003: €13,804.4 m)
		b)	Own bonds	6.3	10.5

			Nominal value
			€6.3 m (2003: €10.5 m)	17,287.4	16,449.3

5	.	Shares and other variable-yield securities		2.6	3.1
6	.	Investment holdings
			including:
			In banks
			€153.3 m (2003: €164.3 m)
		In financial services companies
			€—.— m (2003: €—.— m)	154.1	183.4
7	.	Shares in affiliated companies
			including:
			In banks
			€—.— m (2003: €—.— m)
			In financial services companies
			€—.— m (2003: €—.— m)	2.9	2.9

Back to Contents

Consolidated Balance Sheet (continued)

				As of	As of
				December 31,	December 31,
				2004	2003

				€ million	€ million

8	.	Trust assets
			including:
			Loans on a trust basis
			€166.7 m (2003: €175.9 m)	166.7	175.9
9	.	Compensation claims on the government including bonds arising
		from their conversion		2.1	4.1
10	.	Intangible assets		0.1	-
11	.	Tangible assets		15.0	10.7
12	.	Other assets		3.8	3.9
13	.	Deferred items
		a)	Relating to issuing and loan business	10.7	15.8
		b)	Others	1.3	1.2

				12.0	17.0

Total assets				72,153.6	66,854.1

Back to Contents

Consolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2004	2003

			€ million	€ million

Liabilities
1.	Liabilities to banks
	a)	On demand	0.5	0.4
	b)	With agreed term or period of notice	10,901.9	15,848.3

			10,902.4	15,848.7
2.	Liabilities to customers
	Other liabilities
	a)	On demand	33.4	30.2
	b)	With agreed term or period of notice	4,495.9	4,666.2

			4,529.3	4,696.4
3.	Liabilities in certificate form Bonds issued		53,489.6	43,502.1
4.	Trust liabilities
	including:
	Loans on a trust basis
		€166.7 m (2003: €175.9 m)	166.7	175.9
5.	Other liabilities		26.2	22.6
6.	Edmund Rehwinkel-Foundation		1.0	1.0
7.	Deferred items
	a)	Relating to issuing and loan business	2.8	3.6
	b)	Others	27.6	29.8

			30.4	33.4
8.	Provisions
	a)	Provisions for pensions and similar obligations	75.9	72.7
	b)	Taxation provisions	0.2	0.0
	c)	Other provisions	162.3	151.2

			238.4	223.9
9.	Subordinated liabilities		1,203.4	902.9
10.	Fund covering general banking risks		800.0	710.0
11.	Capital and reserves
	a)	Subscribed capital	135.0	135.0
	b)	Capital reserve	0.0	0.0
	c)	Revenue reserves
		ca) Principal reserve as per § 2(2) of the Landwirtschaftliche Rentenbank Law	195.5	186.5
		Allocation from the surplus for the year	9.5	9.0

			205.0	195.5
		cb) Guarantee reserve as per § 2(3) of the Landwirtschaftliche Rentenbank Law	370.7	352.7
		Allocation from the surplus for the year	19.0	18.0

			389.7	370.7
		cc) Other reserves	3.2	3.2
	d)	Differences from capital consolidation	23.8	23.8
	e)	Net profit for the year	9.5	9.0

			766.2	737.2

Total liabilities			72,153.6	66,854.1

1.	Contingent liabilities
	Liabilities resulting from guarantees and indemnity agreements		8.6	88.1
2.	Other obligations
	Irrevocable loan commitments		1,314.0	1,349.5

Back to Contents

Consolidated Profit and Loss Account

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2004	2003

			€ million	€ million

Expenses
1.	Interest expenses		2,574.9	2,652.5
2.	Commission expenses		1.6	1.6
3.	Net expenses from financial operations		0.0	0.0
4.	General administrative expenses
	a)	Personnel expenses
		aa) Wages and salaries	14.4	14.6
		ab) Social security contributions and expenses on pensions
		and welfare benefits	11.0	8.7

			25.4	23.3
		including:
		Pensions
		€9.0 m (2003: €6.6 m)
	b)	Other administrative expenses	11.0	10.3

			36.4	33.6
5.	Depreciation and value adjustments on intangible and tangible
	assets		2.1	2.6
6.	Other operating expenses		0.6	1.2
7.	Expenses related to particular securities and loans
	a)	Depreciation and value adjustments on loans and particular securities as well as allocations to provisions for lending operations	44.2	42.4
	b)	Allocation to the fund covering general banking risks	90.0	85.0

			134.2	127.4
8.	Depreciation and value adjustments relating to investment
	holdings, shares in affiliated companies and securities treated as
	fixed assets		1.8	0.0
9.	Extraordinary expenses		0.0	0.0
10.	Taxes on income and earnings		0.6	0.0
11.	Other taxes unless reported under item 6		0.1	0.1
12.	Net income for the year		38.0	36.0

Total expenses			2,790.3	2,855.0

Back to Contents

Consolidated Profit and Loss Account (continued)

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2004	2003

			€ million	€ million

Income
1.	Interest income from
	a)	Lending and money market operations	2,087.6	2,122.0
	b)	Fixed-interest securities and Debt Register claims	693.9	720.9

			2,781.5	2,842.9
2.	Current income from
	a)	Shares and variable-yield securities	1.0	1.0
	b)	Investment holdings	4.6	4.5
	c)	Shares in affiliated companies	0.0	0.0

			5.6	5.5
3.	Commission income		0.7	0.8
4.	Net revenue from financial operations		0.0	0.0
5.	Income from write-ups on loans and particular securities and
	from write-backs of provisions for lending operations		0.0	0.0
6.	Income from write-ups on investment holdings, shares in affiliated
	companies and securities treated as fixed assets		0.0	0.0
7.	Other operating income		2.5	5.8
8.	Extraordinary income		0.0	0.0

Total income			2,790.3	2,855.0

Back to Contents

FINANCIAL STATEMENTS (CONTINUED)

     The consolidated cash flow statement, the segment report and the statement of consolidated capital development are to be presented in accordance with the corresponding regulations of the respective standards of the German Financial Statements Standards Committees (“DRSC”). The German Financial Statements Standard (“DRS”) 2 is applied in connection with the consolidated cash flow statement, the DRS 3 is applied in connection with the segment report and the DRS 7 is applied in connection with the statement of consolidated capital development, taking also into account the specific business sector regulations. The figures for the fiscal year ending December 31, 2003 were also determined accordingly. The aforementioned statements relate only to the results of the consolidated accounts.

     The format in which the consolidated cash flow statement is presented corresponds to the format prescribed by the applicable DRS regulations. It presents the composition of and changes in cash and cash equivalents, divided into the operational business, investment business and financing business. The cash flow statement has only a limited significance as an indicator of a bank’s state of liquidity. For a description of our liquidity management, see “Business — Liquidity Management”.

Back to Contents

Consolidated Cash Flow Statement

	2004	2003

	€ million	€ million

Net income for the year	38	36
Contains non-cash components and transition to
cash flow from operational business:
Depreciation, value adjustments, write-ups
to tangible and financial assets	13	3
Expenses related to particular securities and loans	134	127
Changes of provisions	15	15
Surplus from sale of financial assets	(9)	0
Other adjustments (on balance)	(206)	(190)

Sub-total	(15)	(9)

Changes of assets and liabilities
from operational business after adjustments of
non-cash components:
Due from banks	(4,916)	(1,192)
Due from customers	454	(484)
Securities	(838)	(838)
Other assets from operational business	8	14
Liabilities to banks	(4,947)	(2,007)
Liabilities to customers	(167)	(4)
Securitised liabilities	9,988	4,313
Other liabilities from operational business	(20)	(52)
Interest received	2,781	2,843
Interest paid out	(2,575)	(2,653)
Other adjustments (on balance)	(46)	(42)

Cash flow from operational business	(293)	(111)

Receipt of payments from sale of:
Financial assets	28	1
Payments for the purchase of:
Tangible assets	(6)	(6)

Cash flow from investment business	22	(5)

Subordinated liabilities	322	125
Payments to Special-Purpose Fund and for measures to promote
agriculture whilst protecting the public interest	(9)	(9)

Cash flow from financing business	313	116

Stock of instruments of payment by the end of previous period	11	11
Cash flow from operational business	(293)	(111)
Cash flow from investment business	22	(5)
Cash flow from financing business	313	116

Stock of instruments of payment by the end of period	53	11

Back to Contents

Consolidated Segment Report

				Business areas

	Liquidity
	safeguarding
	and		Promotional		Capital		Profit and loss
	management		business		investment		account
in € million	2004	2003	2004	2003	2004	2003	2004	2003

Net interest income	25.2	25.1	121.9	110.2	65.0	60.6	212.1	195.9
Net commission income	0.0	0.0	(0.9)	(0.8)	0.0	0.0	(0.9)	(0.8)
General administrative expenses	(5.2)	(5.0)	(28.3)	(26.2)	(5.0)	(5.0)	(38.5)	(36.2)
Other operating expenses/income	0.0	0.0	1.9	4.5	0.0	0.0	1.9	4.5

Operating result before risk provision	20.0	20.1	94.6	87.7	60.0	55.6	174.6	163.4

Risk provision/net valuation adjustments
- Provisions for loan business	0.0	0.0	(44.0)	(41.5)	0.0	0.0	(44.0)	(41.5)
- Reserves and others	(12.4)	(12.6)	(46.3)	(44.6)	(33.3)	(28.7)	(92.0)	(85.9)
Taxes	0.0	0.0	(0.6)	0.0	0.0	0.0	(0.6)	0.0

Consolidated net income for the year	7.6	7.5	3.7	1.6	26.7	26.9	38.0	36.0

Risk-weighted assets on the average	5,755.0	4,992.2	10,198.9	9.819.3	285.1	261.5	16,239.0	15,073.0

Allocated core capital on the average	480.4	413.4	851.4	813.2	23.8	21.7	1,355.6	1,248.3

Cost-income ratio in %	20.7	19.8	23.0	23.0	7.7	8.3	18.1	18.1

     In accordance with the regulations of DRS 3 (Segment Reporting), particular material year-end results are organized according to operational business areas and regions. We have defined the primary segments based on our organization and management structure as well as internal financial reporting. Our primary business areas (segments) include:

•	Liquidity safeguarding and management. In this segment the results of Rentenbank’s liquidity position and management are presented.
•	Promotional business. This segment shows the results of promotional business activities.
•	Capital investment. In this segment the contribution from results of the investment of own funds (interest-free capital and provisions) are shown in the form of promotional loans.

     The vertical organizational scheme for segment reporting conforms to the definitions of the profit and loss reporting scheme of the German Association of Public Sector Banks (VÖB). Items which do not report any results in euro million have not been itemized for the sake of clarity.

     Some details recommended by DRS 3-10 have not been itemized because, according to our understanding, they provide very little, if any, significance for assessing the results of the respective segments of Rentenbank.

Back to Contents

Statement of Consolidated Capital Development

	Capital	Principal	Guarantee	Other	Differences	Net profit	Total	Total
	stock	reserve	reserve	reserves	from capital	for the year	2004	2003
					consolidation
in € million

Capital at January 1	135.0	195.5	370.7	3.2	23.8	9.0	737.2	709.3
Use of the net profit
for the year						(9.0)	(9.0)	(8.8)
Other changes								0.7
Net income for the year		9.5	19.0			9.5	38.0	36.0

Capital at December 31	135.0	205.0	389.7	3.2	23.8	9.5	766.2	737.2

     On December 31, 2004, the capital stock of Landwirtschaftliche Rentenbank, in accordance with its governing law, amounted to €135.0 million (compared to €135.0 million 2003). Subject to the approval of the advisory board and the general meeting, €9.5 million (compared to 9.0 million in 2003) thereof will be transferred to the principle reserve and €19.0 million (compared to €18.0 million in 2003) to the guarantee reserve. Miscellaneous changes to other reserves include equity capital changes in affiliated companies. For an explanation for the item “differences from capital consolidation, see “ — Notes to Financial Statements”.

Back to Contents

NOTES TO FINANCIAL STATEMENTS

Accounting and Valuation Methods

     Both the annual accounts and consolidated accounts of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (RechKredV) effective from December 11, 1998.

     The balance sheet and the profit and loss account have been adapted to the RechKredV and to the forms.

     The valuation of asset and debit items follows the rules contained in §§ 252ff and 340(e) of the German Commercial Code (HGB).

     Securities were valued in strict accordance with the lower of cost or market value principle.

     Off-balance sheet financial instruments, used as hedging for balance-sheet items, are treated like secured transactions (with the necessary documentation) for the purposes of valuation.

     Zero bonds were valued at their issue price plus pro rata interest based on the issue yield.

     Investments in subsidiaries and affiliated companies are stated at their acquisition price, where required less write-downs.

     Tangible and intangible fixed assets were depreciated according to their expected useful life on a straight-line basis in accordance with commercial law.

     Liabilities were valued with the repayment sum or the nominal amount of the debt. Agio and disagio were marked down pro rata temporis.

     Pension provisions have been valued as previously, using an assumed annual rate of interest of 3.5%. The valuation of pension provisions has been based on the new legal tables drawn up in 1998 by Dr. K. Heubeck. Additional provisions have been included for anniversary bonuses and for early retirement in accordance with collective agreements.

     Provisions for the bank’s own special loan programs cover the interest subsidy for the whole contracted term in its entirety.

     Adequate provisions were taken for all discernible credit risks. A general credit risk provision was also deducted from the assets concerned.

     In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where hedge transactions were used for foreign currency amounts the items are valued as single valuation units.

     In 2004, Landwirtschaftliche Rentenbank drew up consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main (“DSV”). In view of the fact that all other companies affiliated to the bank or group are immaterial in terms of the bank’s net worth, financial position and profitability, their inclusion has been waived in accordance with § 296 of the German Commercial Code (HGB).

     The consolidated accounts were drawn up uniformly in accordance with the accounting and valuation methods authorized for the bank. The method used for capital consolidation was as hitherto the book value in accordance with § 301(1) 1 of the German Commercial Code (HGB).

     The capital consolidation of LRB is based on the asset value at the time the subsidiary has been first included in the consolidated accounts in 1993. On December 31, 2004, LRB reached total assets of €233.0 m.

Back to Contents

     The capital consolidation of DSV was in principle based on the asset value at the time of this subsidiary has been first included in the consolidated accounts in 1998. The capital consolidation of the remaining shares of the DSV was based on the asset value at December 31, 2000, the last day of the month of purchase. On December 31, 2004, DSV reached total assets of €16.6 m.

     The consolidation of LRB and DSV (without the purchase of shares in 2000) has produced a total difference on the liability side of €23.8 million, which has the character of a reserve. The purchase of the residual shares of DSV in 2000 has produced a total difference on the asset side of €42.8 thousand which was set off against the other reserves. In the consolidated accounts the profit carried forward of LR Beteiligungsgesellschaft mbH and of DSV Silo- und Verwaltungsgesellschaft mbH is shown under other reserves.

Back to Contents

Notes on the Balance Sheet and Consolidated Balance Sheet

     The notes and explanations on individual items were drawn up in the order they appear in the balance sheet. Balance-sheet items show no pro rata interest.

		Bank	Bank	Group	Group
Asset items in the balance sheet		2004	2003	2004	2003

		€ million	€ million	€ million	€ million

Item 2:	Due from banks
	This item includes:
	Due from companies in which the Bank has investment	—	—	1,082	1,106
	holdings
	Subheading b) - other claims - includes subordinated loans	—	3	—	3
	Subheading b) - other claims -is divided according to the
	remaining time to maturity:
	— Up to three months	6,802	7,548	6,802	7,548
	— Longer than three months up to one year	16,722	13,030	16,722	13,030
	— Longer than one year up to five years	16,355	15,758	16,389	15,780
	— Longer than five years	11,674	10,337	11,695	10,372
Item 3:	Due from customers
	This item includes:
	Due from affiliated companies	179	178	—	—
	Due from companies in which the Bank has investment holdings	1	12	36	51
	This item is divided according to the remaining time to
	maturity:
	— Up to three months	1,545	1,939	1,528	1,922
	— Longer than three months up to one year	13	39	13	39
	— Longer than one year up to five years	201	199	40	37
	— Longer than five years	5	4	5	4
Item 4:	Bonds and other fixed-interest securities
	This item includes:
	Due from companies in which the Bank has investment	—	—	328	377
	holdings
	The securities in this item eligible for stock exchange listing
	are:
	— Listed securities	16,708	15,872	16,708	15,872
	— Unlisted securities	320	281	320	281
	Additionally this item includes amounts which will be due in
	the year following the balance sheet date:
	a ) Bonds and other fixed-interest securities
	From public issuers	52	121	52	121
	From other issuers	1,682	1,850	1,682	1,850
	In accordance with § 10 (2b) 7 in conjunction with (4a) and
	(4c) of the German Banking Law (KWG), the bank has
	proved not realized reserves in theamount of €13 m
	(2003: €11 m) and for the group €13 m (prior year: effective
	from June 3, 2004 €44 m) as liable capital.
Item 5:	Shares and other variable-yield securities:
	Securities qualifying for a stock exchange listing:
	— Listed	—	1	—	1
Item 6:	Holdings
	Holdings in certificate form qualifying for a stock exchange
	listing:
	— Listed	—	18	—	18
Item 8:	Trust assets
	This item includes:
	— Special-Purpose Fund	110	105	110	105
	— Due from banks	57	71	57	71
Item 10:	Intangible fixed assets
	For the first time in 2004 this balance sheet item contains software applications in the amount of €0.1 m acquired by purchase.
Item 11:	Tangible fixed assets
	The land and buildings used by the bank were written down to a residual value of €13 m (2003: €7 m). The amounts shown under this heading (€2 m in 2004 and €4 m in 2003) are to be allocated to equipment, furniture and fittings.
Item 12:	Other assets
	This item includes:
	— Tax refunds	—	—	2	2
	— Dividend claims	—	—	1	1
Assets denominated in foreign currencies		2,320	2,679	2,320	2,679

Back to Contents

Fixed Asset Summary – Bank

Fixed assets	Acquisition	Additions	Disposals	Cumulative	Balance sheet	Balance sheet	Depreciation
€ million	costs			depreciation	value	value	2004
					Dec. 31, 2004	Dec. 31, 2003

Intangible assets	—	0	—	0	0	—	0
Tangible assets	22	7	2	12	15	11	2
Investment holdings	19	—	18	—	1	19	—
Holdings in affiliated companies	27	—	—	11	16	27	11

Total	68	7	20	23	32	57	13

Fixed Asset Summary - Group

Fixed assets	Acquisition	Additions	Disposals	Cumulative	Balance sheet	Balance sheet	Depreciation
€ million	costs			depreciation	value	value	2004
					Dec. 31, 2004	Dec. 31, 2003

Intangible assets	—	0	—	0	0	—	0
Tangible assets	22	7	2	12	15	11	2
Investment holdings	189	—	24	11	154	183	11
Holdings in affiliated companies	4	—	—	1	3	3	—

Total	215	7	26	24	172	197	13

Back to Contents

		Bank	Bank	Group	Group
Liability items in the balance sheet		2004	2003	2004	2003

		€ million	€ million	€ million	€ million

Item 1:	Liabilities to banks
	This item includes:
	Liabilities to companies in which the bank has investment holdings	—	—	508	720
	Subheading b) - with agreed term or period of notice - is divided according to the remaining time to maturity:
	— Up to three months	4,368	8,908	4,368	8,908
	— Longer than three months up to one year	1,931	2,208	1,931	2,208
	— Longer than one year up to five years	2,821	2,494	2,821	2,494
	— Longer than five years	1,210	1,629	1,210	1,629
	Securities worth a total value of nominal €14,796 m (2003: €13,612 m) have been deposited at the Bundesbank for refinancing purposes.
	As a part of market operations of the ECB securities at a volume of €2,053 m were credited at the branch office of the German Bundesbank in Frankfurtam Main at the end of 2004 (2003: €1,434 m only bank).
Item 2:	Liabilities to customers
	This item includes:
	— Liabilities to companies in which the bank has investment holdings	0	0	94	125
	— Liabilities to affiliated companies	20	19	—	—
	Subheading b) - with agreed term or period of notice– is divided according to the remaining time to maturity:
	— Up to three months	140	191	127	191
	— Longer than three months up to one year	378	510	380	510
	— Longer than one year up to five years	1,608	1,780	1,608	1,782
	— Longer than five years	2,238	2,024	2,238	2,024
Item 3:	Liabilities in certificate form
	Additionally in this item the following amount is included which will be due in the year following the balance sheet date	12,209	7,880	12,209	7,880
Item 4:	Trust Liabilities
	This item includes:
	— Special-Purpose Fund	110	105	110	105
	— Liabilities to customers	57	71	57	71
Item 5:	Other Liabilities
	This item includes:
	— Pro rata interest (before hedging) for subordinated liabilities	24	20	24	20
Item 9:	Subordinated Liabilities
	The net outlay after hedging for subordinated liabilities of €1,203 m (2003: €903 m) was €14 m (2003: €10 m). Twelve tranches (€228 m) of the subordinated liabilities were issued as note loans and the remaining as bearer securities with global certificates. The liabilities were mainly issued in JPY, U.S.$ and EUR. The rate of interest of these papers (before hedging) ranges between 1.16% p.a.and 8.13% p.a. The financing conditions fulfil the requirements of § 10 (5a) of the German Banking Law (KWG). Premature repayment is not possible. The first maturity of the individual sections is scheduled for Jan. 17, 2005 and the last for Feb. 9, 2024.

Debts denominated in foreign currency		28,709	22,952	28,709	22,952

Back to Contents

		Bank	Bank	Group	Group
Liabilities below the line		2004	2003	2004	2003

		€ million	€ million	€ million	€ million

Item 1:	Contingent liabilities
	— Deficiency guarantees	9	9	9	9
	— Bailment of security furnishments.	—	79	—	79
Item 2:	Other liabilities
	The decrease of irrevocable loan commitments
	predominantly is due to commitments in money market
	business with banks
Computation of cover
	Liabilities for which mandatory cover must be provided are:
	— Bearer securities.	2,566	2,863	2,566	2,863
	— Registered securities	7,589	7,723	7,589	7,723
	The following assets are allocated to cover bonds issued:
	— Due from banks	18,299	17,854	18,299	17,854
	— Due from customers	24	33	24	33

Back to Contents

Explanatory notes on the profit and loss account

Income

Breakdown by geographical markets		Bank		Group

		Germany	Europe/	Germany	Europe/
			OECD		OECD

		€ million	€ million	€ million	€ million

Interest Income	2004	1,537	1,247	1,534	1,247
	2003	1,717	1,130	1,713	1,130

Current income from investment
holdings	2004	1	—	5	—
	2003	1	—	5	—

Current income from shares and
variable-yield securities	2004	—	—	1	—
	2003	—	—	1	—

Commission income	2004	1	—	1	—
	2003	1	—	1	—

Other operating income	2004	2	—	3	—
	2003	4	—	6	—

		Bank	Bank	Group	Group
		2004	2003	2004	2003

		€ million	€ million	€ million	€ million

Item 7:	Other operating income

	The main components included in this
	item are:
	— Rental income from the bank’s
	own buildings	1	1	1	1
	— Profits from the sale of investment
	holdings	—	—	—	2
	— Property sale	—	2	—	2

Expenses

     The items for interest expenses, commission expenses, general administrative expenses and other operating expenses include no material amounts relating to prior years.

Back to Contents

Supplementary Information

Information on market risk-related transactions

     In the group derivative business is transacted exclusively to hedge balance sheet positions. The volume of this business is limited through position, counter-party and product-related limits and is constantly monitored within the framework of our risk management system.

Derivative transactions – volumes –

			Fair value	Fair value
	Nominal value		positive	negative
€ million
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2004

Interest rate risks
Interest rate swaps	102,598	116,135	1,004	1,908
Of this: claims of redemption and conversion
embedded in swaps	1,604	1,372	5	40
Swaptions
— Purchases	—	—	—	—
— Sales	1,590	941	—	21
Caps	—	—	—	—
Other interest forward transactions	13	15	—	—

Interest rate risk total	104,201	117,091	1,004	1,929

Currency risks
Interest rate-currency swaps	26,950	20,567	330	4,946
Of this: currency options embedded in swaps	292	201	4	31
claims of redemption embedded in swaps	153	65	—	22
Currency swaps	2,572	2,985	—	117

Currency risk total	29,522	23,552	330	5,063

Stock and other price risks
Stock-index swaps	282	744	14	80
Of this: stock options embedded in swaps	176	579	—	61

Stock and other price risks total	282	744	14	80

Interest rate, currency, stock and other price risks	134,005	141,387	1,348	7,072

Derivative transactions – breakdown by maturities–

					Stock and other price
Nominal value (€ million)	Interest rate risk		Currency risk		risks
	December 31,		December 31,		December 31,

	2004	2003	2004	2003	2004	2003

Remaining time to maturity
— Up to three months	40,605	52,429	2,355	3,660	—	163
— Longer than three months up to one year	20,625	23,395	6,662	1,889	164	303
— Longer than one year up to five years	29,253	28,021	14,828	13,389	118	278
— Longer than five years	12,115	13,246	5,676	4,614	—	—

Total	102,598	117,091	29,521	23,552	282	744

Back to Contents

Derivative transactions – breakdown by counter-parties– *)

			Fair value	Fair value
	Nominal value		positive	negative
€ million	December 31		December 31	December 31

	2004	2003	2004	2004

OECD banks	121,014	130,029	1,109	5,823
Other counter-parties	11,388	10,402	239	1,249

Total	132,402	140,431	1,348	7,072

(*) exclusively Principle I (Grundsatz I) relevant transactions
Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date, were concluded to cover market price risk.
Commitments for pending transactions at the year’s end comprise interest-rate swaps, currency swaps, interest-rate currency swaps, interest forward transactions as well as option transactions.
Miscellaneous
During the 2004 financial year, the total remuneration of the Board of Managing Directors amounted to €1,255 thousand (2003: €1,766 thousand). The following list shows the individual payments to the members of the Management Board.

Value (€ thousand)	Fixed payments	Variable payments	Total
Dr. h. c. Uwe Zimpelmann	397.6	250.0	647.6
Hans Jürgen Ploog	357.1	250.0	607.1

     According to current regulations concerning remuneration, the chairman of the Advisory Board receives a fixed annual remuneration in the amount of €25 thousand and his deputy receives a fixed annual remuneration in the amount of €12.5 thousand. Members of the Advisory Board who are chairmen of a committee thereof receive a fixed annual remuneration in the amount of €10 thousand, unless their remuneration is otherwise higher. Members of the Advisory Board who are also members of a committee receive a fixed annual remuneration in the amount of €8.5 thousand, and members of the Advisory Board who are not also members of a committee receive a fixed annual remuneration in the amount of €7 thousand. Additionally, members of the Advisory Board receive an attendance fee of €0.5 thousand for each meeting of the Advisory Board that they attend.

     In 2004, the total remuneration of the Advisory Board, including travel expenses and VAT, amounted to €244 thousand as compared to €311 thousand in 2003.

Back to Contents

     The following list shows the individual payments to the members of the Advisory Board excluding reimbursed travel expenses and VAT.

Value (€ thousand)	Membership		Remuneration	Attendance fee

Gerd Sonnleitner (Chairman)	01.01. - 31.12	.	24.9	1.0
Wilhelm Niemeyer (Deputy Chairman )	01.01. - 05.05	.	4.3	0.5
Matthias Berninger (Deputy Chairman)	05.05.- 31.12	.	8.1	1.0
Heinz Christian Bär	01.01.- 31.12	.	8.5	1.5
Wolfgang Birthler	01.01.- 12.10	.	5.5	0.0
Dr. Helmut Born	01.01. - 31.12	.	8.5	1.5
Gunther Bonz	01.04. - 31.12	.	5.2	0.0
Dr. Rolf-E. Breuer	01.01. - 31.12	.	9.5	0.5
Dr. Ulrich Brixner	01.01. - 31.12	.	8.5	1.0
Wolfgang Deml	01.01. - 05.05	.	3.0	0.5
Wilhelm Dietzel	01.01. - 05.05	.	2.4	0.0
Dr. Heinrich Doppler	01.01. - 31.03	.	1.8	0.0
Wilhelm Grimm	01.01. - 05.05	.	2.4	0.5
Gerd Hockenberger	01.01. - 05.05	.	2.4	0.5
Horst Hoferichter	01.01. - 05.05	.	2.4	0.5
Dr. Dietrich Hoppenstedt	01.01. - 31.12	.	8.5	0.5
Dietrich Jahn	01.01.- 31.12	.	5.5	1.0
Dr. Klaus Kliem	01.01. - 05.05	.	2.4	0.5
Herbert Küster	05.05. - 31.12	.	5.5	1.0
Detlef Leinberger	01.01. - 05.05	.	3.0	0.5
Erika Lenz	05.05. - 31.12	.	4.6	1.0
Karl Meise	01.01. - 05.05	.	3.0	0.5
Josef Miller	01.01. - 31.12	.	7.0	0.0
Franz-Josef Möllers	01.01. - 05.05	.	3.0	0.5
Dr. h. c. Friedel Neuber	01.01. - 05.05	.	3.0	0.0
Manfred Nüssel	01.01. - 31.12	.	8.5	1.5
Eva-Maria Pfeil	01.01. - 05.05	.	2.4	0.5
Carlo Puhl	01.01. - 05.05	.	2.4	0.5
Norbert Schindler	01.01. - 31.12	.	8.5	1.0
Dr. Volker Sklenar	01.01. - 05.05	.	2.4	0.5
Willi Stächele	01.01. - 05.05	.	2.4	0.5
Otto-Dietrich Steensen	01.01. - 31.12	.	8.0	1.5
Dr. Johannes Ströh	01.01. - 05.05	.	3.0	0.5
Dr. Peter Traumann	01.01. - 31.12	.	7.0	1.5
Klaus Wiesehügel	01.01. - 05.05	.	3.0	0.5
Hans-Joachim Wilms	01.01. - 31.12	.	8.5	1.5
Dr. Dietmar Woidke	13.10. - 31.12	.	1.5	0.0

     General Managers of the LR Beteiligungsgesellschaft mbH and DSV Silo- und Verwaltungsgesellschaft mbH:

Christian von Stralendorff
Hans Erich Waßmuth

     The annual remuneration of the general managers of the consolidated companies amounted to €25 thousand (compared to €25 thousand in 2003) in total, or €12.5 thousand for each manager.

     As at December 31, 2004, there were provisions totaling €6,968 thousand (2003: €3,730 thousand) to meet pension commitments to former members of the Management Board and their surviving dependants. Current benefit payments amount to €867 thousand (2003: €366 thousand).

Back to Contents

     As in the previous year the members of the Management Board borrowed no loans during the financial year 2004.

     Average number of employees for the year without members of the Management Board (identical for both bank and group):

	2004			2003

	Male	Female	Total	Male	Female	Total

Full-time employees	105	76	181	105	78	183
Part-time employees	3	13	16	1	13	14

Total	108	89	197	106	91	197

     Substantial shareholdings as defined by § 285 (11) of the German Commercial Code (HGB):

	Capital		Percentage	Results
	resources		share of	€ million
	€ million 2003		capital %	2003

Deutsche Bauernsiedlung – Deutsche Gesellschaft für
Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	9.7		25.1	-0.1
DSV Silo – und Verwaltungsgesellschaft mbH, Frankfurt am
Main	11.3	*	100	0.6	*
LR Beteiligungsgesellschaft mbH, Frankfurt am Main	50.6	*	100	0.1	*

(*) 2004
     The listing of further companies according to § 285 (11) of the German Commercial Code (HGB) we have waived according to § 286 (3) 1 of the German Commercial Code (HGB) as they are of minor significance for the net worth, financial and earnings position of the bank.

For the same reason we have waived an equity consolidation of investment holdings according to § 311 (2) of the German Commercial Code (HGB).
     The following table shows mandates for the legal constitution of the supervisory committees of large incorporated enterprises (§ 267 (3) German Commercial Code (HGB)) held by legal representatives or other members of staff, under § 340a (4) 1 German Commercial Code (HGB):

Hans Jürgen Ploog Wüstenrot Bank AG, Ludwigsburg (Member of the Supervisory Board)
Dr. h.c. Uwe Zimpelmann DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (Member of the Supervisory Board) Lohmann & Co. AG, Rechterfeld (Chairman of the Supervisory Board)
The members of the Management Board and the Advisory Board for the 2004 financial year are to be found on pages 69-71.

Frankfurt am Main, March 2005	LANDWIRTSCHAFTLICHE RENTENBANK
The Management Board

Dr. h.c. Zimpelmann Ploog

Back to Contents

Executive Bodies

     The following are the members of the Management Board (Vorstand) and the Advisory Board (Verwaltungsrat) for the financial year 2004.

Management Board

Hans Jürgen Ploog

Dipl.-Kfm. Dr. h. c. Uwe Zimpelmann

Advisory Board

Chairman:

Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Bonn

Deputy Chairman:

Ehrenpräsident Wilhelm Niemeyer, Landesverband des Niedersächsischen Landvolks e.V., Hannover (until 05.05.04)

Renate Künast, Bundesministerium für Verbraucherschutz, Ernährung und Landwirtschaft, Berlin (since 05.05.04)

Permanent Deputy:

Matthias Berninger, Parlamentarischer Staatssekretär, Berlin

Representatives of the Deutscher Bauernverband e.V.:

Präsident Heinz Christian Bär, Hessischer Bauernverband e.V., Friedrichsdorf

Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Bonn

Präsident Wilhelm Grimm, Bauernverband Hamburg e.V., Hamburg (until 05.05.04)

Präsident Gerd Hockenberger, Landesbauernverband in Baden-Württemberg e.V., Stuttgart (until 05.05.04)

Ehrenpräsident Horst Hoferichter, Bauernverband der Vertriebenen e.V., Bonn (until 05.05.04)

Präsident Dr. Klaus Kliem, Thüringer Bauernverband e.V., Erfurt (until 05.05.04)

Präsidentin Erika Lenz, Deutscher Landfrauenverband e.V., Berlin (since 05.05.04)

Präsident Franz-Josef Möllers, Westfälisch-Lippischer Landwirtschaftsverband e.V., Münster (until 05.05.04)

Präsident Norbert Schindler, MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Mainz

Präsident Otto-Dietrich Steensen, Schleswig-Holsteinischer Bauernverband e.V., Rendsburg

Representatives of the Deutscher Raiffeisenverband e.V.:

Direktor Wolfgang Deml, Vorstandsvorsitzender der BayWa AG, München (until 05.05.04)

Back to Contents

Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Bonn

Representatives of the Food Industry:

Dr. Peter Traumann, Vorsitzender des Vorstandes der Bundesvereinigung der Deutschen Ernährungs-industrie e.V., Bonn

Präsident a. D. Dr. Johannes Ströh, Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn (until 05.05.04)

Representatives of the Federation of State Chambers of Agriculture e.V.:

Präsident Karl Meise, Landwirtschaftskammer Westfalen-Lippe, Münster (until 05.05.04)

Präsident Carlo Puhl, Landwirtschaftskammer für das Saarland, Saarbrücken (until 05.05.04)

State Ministers of Agriculture:

Baden-Wuerttemberg:

Willi Stächele, Minister für Ernährung und Ländlichen Raum, Stuttgart (until 05.05.04)

Bavaria:

Josef Miller, Staatsminister für Landwirtschaft und Forsten, München

Brandenburg:

Wolfgang Birthler, Minister für Landwirtschaft, Umweltschutz und Raumordnung, Potsdam (until 12.10.04)

Dr. Dietmar Woidke, Minister für Ländliche Entwicklung, Umwelt und Verbraucherschutz, Potsdam (since 13.10.04)

Hesse:

Wilhelm Dietzel, Staatsminister für Umwelt, Ländlichen Raum und Verbraucherschutz, Wiesbaden (until 05.05.04)

Thuringia:

Dr. Volker Sklenar, Minister für Landwirtschaft, Naturschutz und Umwelt, Erfurt (until 05.05.04)

Free and Hanseatic City Hamburg:

Dr. Heinrich Doppler, Staatsrat der Behörde für Wirtschaft und Arbeit, Hamburg (until 31.03.04)

Gunther Bonz, Staatsrat der Behörde für Wirtschaft und Arbeit, Hamburg (since 01.04.04)

Representatives of the Trade Unions:

Eva-Maria Pfeil, Geschäftsführerin der IG BAU Mitglieder-Service GmbH, Frankfurt am Main (until 05.05.04)

Klaus Wiesehügel, Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main (until 05.05.04)

Hans-Joachim Wilms, Stellvertretender Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin

Back to Contents

Representative of the Federal Ministry of Consumer Protection, Food and Agriculture:

Herbert Küster, Ministerialdirigent, Bonn

Representative of the Federal Ministry of Finance:

Dietrich Jahn, Ministerialdirigent, Berlin

Representatives of banks or other loan specialists:

Dr. Rolf-E. Breuer, Vorsitzender des Aufsichtsrates der Deutschen Bank AG, Frankfurt am Main

Dr. Ulrich Brixner, Vorsitzender des Vorstandes DZ BANK AG Deutschen Zentral-Genossenschafts-bank, Frankfurt am Main

Dr. Dietrich Hoppenstedt, Präsident des Deutschen Sparkassen- und Giroverbandes e.V., Berlin

Detlef Leinberger, Mitglied des Vorstandes Kreditanstalt für Wiederaufbau, Frankfurt am Main (until 05.05.04)

Dr. h. c. Friedel Neuber, ehem. Vorsitzender des Vorstandes der Westdeutschen Landesbank Girozen-trale, Düsseldorf (until 05.05.04)

Back to Contents

ACCOUNTANT’S REPORT

     For the complete annual financial statements and the complete consolidated financial statements we have issued an unqualified Auditors’ Report according to § 322 HGB (“German Commercial Code”). The translation of the Auditors’ Report reads as follows:

Independent Auditors’ Report

     We have audited the annual financial statements, together with the bookkeeping system, of the Landwirtschaftliche Rentenbank, Frankfurt am Main, as well as the consolidated financial statements and its report on the position of the Bank and the Group prepared by the Bank for the business year from January 1, 2004 to December 31, 2004. The preparation of these documents in accordance with German commercial law are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, as well as on the consolidated financial statements and the report on the position of the Bank and the Group, based on our audit.

     We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB (“German Commercial Code”) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual and the consolidated financial statements in accordance with German principles of proper accounting and in the report on the position of the Bank and the Group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Bank and the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the report on the position of the Bank and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual and the consolidated financial statements and the report on the position of the Bank and the Group. We believe that our audit provides a reasonable basis for our opinion.

     Our audit has not led to any reservations.

     In our opinion, the annual and the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Landwirtschaftliche Rentenbank, Frankfurt am Main, and the Group, respectively, in accordance with German principles of proper accounting. On the whole the report on the position of the Bank and the Group provides a suitable understanding of the Bank’s and the Group’s position and suitably presents the risks of future development.

Düsseldorf, March 15, 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Göttgens	Theileis
Wirtschaftsprüfer	Wirtschaftsprüfer

Back to Contents

SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

				Principal
				Amount
				Outstanding at
		Year of		December 31,
	Interest Rate	Incurrence	Maturity	2004

				(€ in millions)
1. Promissory Notes/Internat. Loans
(Schuldscheindarlehen)	1.705% - 8.178%	1995 - 2004	2005 - 2019	1,235

2. Registered Bonds
(Namensschuldverschreibungen)	2.156% - 7.81%	1973 - 2004	2005 - 2016	7,550

3. Bearer Bonds
Secured	2.0% - 8.79%	1997 - 2004	2005 - 2009	2,566
Unsecured	0% - 13.5%	1995 - 2004	2005 - 2049	50,208

Total consolidated funded debt				61,559

(1) Rentenbank’s funded debt includes the following debt in foreign currencies:

Principal Amount Outstanding
Currency	at December 31, 2004

(€ in millions)
Australian dollar	3,420
Canadian dollar	1,057
Danish kroner	0
Hong Kong dollar	15
Hungarian forint	39
Japanese Yen	2,973
New Zealand dollar	387
Norwegian kroner	66
Pound sterling	1,674
Swedish kroner	65
Swiss francs	899
U.S. dollar	22,246

32,841

Back to Contents

Repayment Schedule for Consolidated Funded Debt

											After
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2014	Total
(€ in millions)

1. Promissory Notes/Intern.Loans:
(Schuldscheindarlehen)	315	226	139	54	8	180	59	137	-	80	37	1,235

2. Registered Bonds
(Namensschuldverschreibungen)	725	919	866	1,109	1,079	570	396	439	919	387	141	7,550

3. Bearer Bonds
Secured	263	764	148	86	1,305	-	-	-	-	-	-	2,566
Unsecured	11,964	8,014	9,613	5,558	6,917	3,111	1,319	319	1,395	1,066	932	50,208

Total	13,267	9,923	10,766	6,807	9,309	3,861	1,774	895	2,314	1,533	1,110	61,559	”

Back to Contents

     Exhibit (e) of the Annual Report on Form 18-K for the fiscal year ended December 31, 2003 is hereby amended by replacing it with the following text:

“Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

     We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank, as amended, of the translation of our original German auditor's report dated March 15, 2005 in the form issued for the original German financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2004 and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-121401) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor's report was given only with respect to the original and complete German financial statements and not to the English translation of the financial statements.

     We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft under the heading “Financial Statements” in this Annual Report on Form 18-K, as amended, and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Düsseldorf, April 29, 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

By:	/s/ Dr. Göttgens

Dr. Göttgens

By:	/s/ Dr. Braun

Dr. Braun”

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 29th day of April, 2005.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Uwe Zimpelmann

Name:	Dr. Uwe Zimpelmann
Title:	Chairman of the Management Board

By:	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Vice President